Exhibit 99.1

Annual Information Form

Lake Shore Gold Corp.

For the year ended December 31, 2011

Dated as of March 26, 2012

Table of Contents

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

CORPORATE STRUCTURE	2

NAME, ADDRESS AND INCORPORATION	2
INTERCORPORATE RELATIONSHIPS	3

GENERAL DEVELOPMENT OF THE BUSINESS	3

THREE YEAR HISTORY	3

DESCRIPTION OF BUSINESS	6

GENERAL	6
RISK FACTORS	12
MINERAL PROJECTS	21

DESCRIPTION OF CAPITAL STRUCTURE	32

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	32

MARKET FOR SECURITIES	33

TRADING PRICE AND VOLUME	33
PRIOR SALES	33

DIRECTORS AND OFFICERS	34

NAME, OCCUPATION AND SECURITY HOLDING	34
CONFLICTS OF INTEREST	44

AUDIT COMMITTEE	44

CHARTER	44
COMPOSITION OF THE AUDIT COMMITTEE	44
RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE	44
AUDIT COMMITTEE OVERSIGHT	44
PRE-APPROVAL POLICIES AND PROCEDURES	45
SERVICE FEES PAID TO EXTERNAL AUDITORS	45

LEGAL PROCEEDINGS	45

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	45

TRANSFER AGENTS AND REGISTRARS	45

MATERIAL CONTRACTS	45

INTERESTS OF EXPERTS	46

ADDITIONAL INFORMATION	46

GLOSSARY OF TERMS	48

CHARTER OF THE AUDIT COMMITTEE	1

STRUCTURE AND OPERATIONS	6
REPORTING AND ASSESSMENT	7
DATE OF MOST RECENT BOARD CONSIDERATION	7

All information in this Annual Information Form (“AIF”) is as of December 31, 2011, unless otherwise indicated.

All information stated to be incorporated by reference in the AIF is filed on the SEDAR website (www.sedar.com).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this AIF including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission (the “SEC”).

Other than as specifically required by law, the Corporation does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Corporation’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Corporation’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Corporation’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Corporation’s current expectations.  The Corporation makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Corporation and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Corporation may carry on business in the future; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Corporation has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Corporation”) was formed through an amalgamation in the Province of British Columbia on July 7, 1987, under the name Iron Lady Resources Inc.  The Corporation changed its name to Takepoint Ventures Ltd. on August 25, 1993.  On June 25, 2002, the Corporation consolidated its share capital on the basis of one new share for every three old shares, changed its name to Consolidated Takepoint Ventures Ltd. and was continued under the Yukon Business Corporations Act.  On December 16, 2002, the Corporation completed a business reorganization and changed its name to “Lake Shore Gold Corp.”  On June 4, 2004, Lake Shore Gold was continued under the British Columbia Business Corporations Act and on July 18, 2008 the Corporation was continued under the Canada Business Corporations Act (the “Act”). On January 1, 2012, Lake Shore Gold amalgamated under the Act with its wholly-owned subsidiary, West Timmins Mining Inc.

The Corporation’s corporate head office and principal place of business is Suite 2000, 181 University Avenue, Toronto Ontario, M5H 3M7.  The Corporation also has offices at 1515 Government Road, Timmins, Ontario, and 5310 Hwy 101 West, Timmins, Ontario.  The Corporation is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) in the United States eligible to file disclosure documents pursuant to the multi-jurisdictional disclosure system of the Exchange Act (“MJDS”) adopted by the SEC.

Intercorporate Relationships

The following chart illustrates the organizational structure of the Corporation’s principal mineral properties as of the date of this AIF, including its only material subsidiary (the “Subsidiary”), together with the governing law of each company in the structure and the percentage of voting securities of the Subsidiary beneficially owned or over which control or direction is exercised by the Corporation. As used in this AIF, except as otherwise required by the context, reference to “Lake Shore Gold” or the “Corporation” means, collectively, Lake Shore Gold Corp. and the Subsidiary.

(1)                                 In accordance with Mexican law which requires corporations to have at least two shareholders, a 0.002% interest in Minera Golondrina S. de R.L. de C.V. is currently held by Frank Hallam in trust for Lake Shore Gold Corp.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the past three years, the Corporation has conducted mining and mineral development and exploration activities in Ontario and Québec, with the focus being its Timmins West Complex and Bell Creek Complex, both in Timmins, Ontario. The principal product and source of cash flow for Lake Shore gold is the mining and sale of gold. Events that influenced the general development of the business over this period are described below.

2009

•                  Lake Shore Gold commenced processing development ore at its Bell Creek Mill, which the Corporation acquired from Goldcorp Inc. in late 2007 and refurbished initially to a processing rate of 800 tonnes per day and subsequently to a processing rate of 1,500 tonnes per day.

•                  Lake Shore Gold obtained approval for the Closure Plan for the Bell Creek Complex Advanced Underground Exploration Program, involving the re-establishment of the Bell Creek shaft and development of a ramp from surface.

•                  Lake Shore Gold completed the sinking of a shaft at the Timmins Deposit to a depth of 710 metres and initial development into the Ultramafic Zone mineralization from the 650 Level.

•                  Lake Shore Gold reported high-grade gold assays, including an intercept of 12.75 gpt Au over 83.40m, from drilling on the Thunder Creek joint venture with West Timmins Mining Inc.

•                  Lake Shore Gold acquired West Timmins Mining Inc. creating the large-scale, wholly-owned Timmins West Complex covering 130 square kilometres on the western Timmins mining trend, and consolidating ownership of the Thunder Creek Deposit. Lake Shore Gold commenced an advanced underground exploration program at the Thunder Creek Deposit, including two drifts from the adjacent Timmins Deposit at the 650 Level and 200 Level targeting high-grade mineralization at Thunder Creek.

•                  Lake Shore Gold acquired from Goldcorp Inc. approximately 28 square kilometres of prospective exploration property in the surrounding vicinity of Lake Shore Gold’s Bell Creek Complex.

•                  A total of 7,700 ounces of gold was produced from 2009 advanced exploration activities at the Timmins Deposit.

2010

•                  Lake Shore Gold sold its 50% ownership interest in the Ti-pa-haa-kaa-ning Joint Venture to Northern Superior Resources Inc. (“Northern Superior”) in return for the issuance from treasury of 25,000,000 common shares of Northern Superior and warrants to purchase 12,500,000 Northern Superior common shares at a price of $0.30 per share for 5 years, which were subsequently exercised.

•                  Lake Shore Gold completed access ramps at the 200m level and 650m level, connecting the Timmins Deposit to the mineralized zones at the Thunder Creek Deposit.

•                  Lake Shore Gold completed the expansion of the Bell Creek Mill to a capacity of 2,000 tonnes per day.

•                  Lake Shore Gold’s Closure Plan for mine production at the Timmins Mine was filed by Ontario’s Ministry of Northern Development and Mines.

•                  Lake Shore Gold issued an initial resource estimate for the Bell Creek Mine containing 8,427,000 tonnes with an average grade of 4.40 grams per tonne Au (“gpt”) for a total of 1,192,900 contained ounces in the inferred category, and 1,790,000 tonnes at 4.36 gpt for 251,200 contained ounces in the measured and indicated categories. (See “Mineral Projects — Bell Creek Complex” below.)

•                  A total of 43,500 ounces of gold was produced from 2010 advanced exploration activities at the Corporation’s projects.

2011

•                  Lake Shore Gold declared commercial production at its Timmins Deposit, with a mining rate of 1,500 tonnes per day.

•                  Lake Shore Gold finalized a US$50 million, three-year corporate revolving credit facility with UniCredit Bank AG.

•                  Lake Shore Gold published resource estimates at its Marlhill and Vogel deposits increasing total resources at the Bell Creek Complex by 2,614,000 tonnes of both open pit and underground resources at a combined average grade of 2.17 gpt Au for 182,400 contained ounces in the indicated category and 1,459,000 tonnes at 3.60 gpt for 168,800 contained ounces in the inferred category.

•                  Lake Shore Gold acquired the Fenn-Gib project, located approximately 60 kilometres east of Timmins, from Barrick Gold Corporation, and subsequently published an open-pit resource estimate including 40.8 million tonnes grading 0.99 gpt for a total of 1.30 million contained Au ounces in the indicated category and 24.5 million tonnes at 0.95 gpt for a total of 0.75 million ounces in the inferred category.  Lake shore Gold issued approximately 14.9 million shares to acquire the Fenn-Gib project.

•                  Lake Shore Gold’s common shares commenced trading on the NYSE Amex stock exchange on August 1, 2011.

•                  As a result of operational experience and updated information from drilling, the Corporation determined that mineralization at the Timmins Deposit was broader and at a lower grade than previously believed.  The Corporation revised its plans for mining the mineralization to reflect the nature of the mineralization, and commenced a program of capital investment and development to fulfill the revised plan.

•                  Lake Shore Gold entered into an option agreement with Revolution Resources Corp. (“Revolution”) relating to the Corporation’s Mexican property portfolio.  Revolution can earn an interest of up to 60% of the portfolio by incurring expenditures of $35 million on the properties and issuing stock to Lake Shore Gold, and can earn up to 100% by paying certain amounts to Lake Shore Gold based on discovery success and achieving certain other milestones. Revolution issued 5,713,740 common shares to Lake Shore Gold upon signing the agreement.

•                  Lake Shore Gold published resource estimates at its Thunder Creek Deposit, including an indicated resource of 2,877,000 tonnes at 5.64 gpt for 521,600 contained ounces of gold, and an inferred resource of 2,693,000 tonnes at 5.89 gpt for 510,000 contained ounces of gold.

•                  Lake Shore Gold produced 86,565 ounces of gold from all mineral deposits for the full year 2011.

2012

•                  Lake Shore Gold entered into transactions with Franco-Nevada Corporation (“FNV”) pursuant to which FNV paid Lake Shore Gold US$35 million for a 2.25% net smelter returns royalty on mineral production from the Timmins West Complex, and $15 million for 10,050,591 common shares of the Corporation.

•                  Lake Shore Gold announced the results of a Preliminary Economic Assessment of the Timmins West Mine, evaluating for the first time the combined Timmins Deposit and Thunder Creek Deposit as a single fully integrated mining operation.

•                  Lake Shore Gold declared commercial production at the Thunder Creek Deposit and the Bell Creek Mine.

DESCRIPTION OF BUSINESS

General

Lake Shore Gold is a rapidly growing gold mining company anchored in the Timmins Gold Camp of Northern Ontario. With a current workforce of approximately 800 employees and contractors, the Corporation is working towards becoming a mid-tier gold producer through the successful development of a number of quality projects and exploration properties. The Corporation’s first mine, the Timmins West Mine, achieved commercial production at the Timmins Deposit effective January 1, 2011, with the Thunder Creek Deposit being placed into commercial production as of January 1, 2012; the Bell Creek Mine achieved commercial production effective January 1, 2012 Properties such as Fenn-Gib, 144, Gold River Trend, Marlhill, Vogel and Schumacher provide the Corporation with significant potential for future development projects and additional discoveries in Timmins in support of future growth. The Corporation’s production is delivered to its wholly-owned milling facility, located on the east side of Timmins, which has a current operating capacity of 2,000 tonnes per day with plans for further expansion to 3,000 tonnes per day by late 2012. Lake Shore Gold also owns extensive land positions throughout other parts of the Abitibi Greenstone belt in Northern Ontario and Quebec, which provide attractive longer-term exploration potential.

Principal Properties

1.              Timmins West Complex

The Corporation’s Timmins West Complex covers an area of approximately 130 square kilometers and hosts the Corporation’s operating Timmins West Mine, exploration-stage projects at the Gold River Trend and 144, and a large area of highly prospective ground. As of March 1, 2012, all mineral production from the Timmins West Complex is subject to a 2.25% net smelter returns royalty in favour of Franco-Nevada Corporation (“FNV”).

a.              Timmins West Mine

The Timmins West Mine comprises the Timmins Deposit, which has been in commercial production since January 1, 2011, and the Thunder Creek Deposit, which was placed into commercial production on January 1, 2012.  Lake Shore Gold originally optioned a 50% interest in the Timmins Deposit property from Holmer Gold Mines Limited (“Holmer”) and later consolidated ownership of the Timmins Deposit property in 2004 through a business combination with Holmer. The Timmins Deposit property consists of a contiguous block of 23 claims (12 leased claims, which are grouped into two 21-year leases and 11 individual patented claims) covering approximately 395 hectares. All 23 claims cover both mining and surface rights. The Thunder Creek property is a 54-claim unit package adjacent to and southwest of the Timmins Deposit property. The Thunder Creek property was also originally held through a joint venture following the exercise of an option, and in November 2009 Lake Shore Gold acquired West Timmins Mining Inc. (“WTM”) consolidating ownership of the Thunder Creek property.

In late 2007, the Corporation commenced work on an advanced underground exploration program. The program involved driving a ramp from surface and sinking a 710 metre shaft in order to expose and ultimately develop on mineralization in the Footwall, Ultramafic, Vein and Main Zones of the Timmins Deposit, as well as to support an underground diamond drilling program to both confirm and expand the mineralization and to identify new areas.  Following the acquisition of WTM, the Corporation commenced an advanced underground exploration program at the Thunder Creek Deposit, which involved drifting across to high-grade mineralization at Thunder Creek from the 200 Level of the Timmins Mine ramp and the 650 Level near the Timmins Mine shaft to facilitate development on the mineralization and to support an underground drilling program.

The shaft was completed to the 710 metre level early in 2010. Installation of the skips, loading pocket steel, hoist upgrades and surface dump infrastructure were completed by early May 2010,

at which time the shaft was commissioned and the skipping of waste commenced. Initial work off the shaft involved access development on the 650 Level towards the Ultramafic 1(“UM1”) and 1a (“UM1a”) zones as well as ramping to the 630 and 610 Levels. The 630 Level access development was largely completed during the second quarter of 2010, including the silling of the initial stope test blocks between the 630 and 650 levels. The ramp at Timmins Mine advanced to below the 290 Level as of the end of 2010.The 200 Level access drift from the Timmins Mine surface ramp reached the 300 Level at Thunder Creek Deposit near the end of June 2010.  In early November 2010, the drift to Thunder Creek from the 650 Level of the Timmins West Mine shaft reached the mineralization on the 730 Level and the cross-cutting of the mineralized zone commenced in mid-November.

In addition to the royalty in favour of FNV, there are several royalties applicable to various land areas comprising the Timmins West Mine, most of which do not cover areas of known mineralization, although the Thunder Creek Deposit is subject to a 1% net smelter returns royalty.

b.              Gold River Trend

The Gold River Trend is an east-west trending mineralized deformation and alteration zone, traced for over 3 kilometres, located on the south side of the Timmins West sedimentary basin. The Gold River Trend is interpreted as a branch fault from the Destor Porcupine Fault.  The Gold River Trend varies from 50 to 200 metres in width and is dominated by strongly sheared and hydrothermally altered sedimentary and volcanic rocks which have been intruded by lenses of porphyry. Work to date indicates that at least 15 different zones of gold mineralization exist with potential for being defined as narrow high grade or wide bulk resources. In most cases the mineralization is closely associated with pyrite-arsenopyrite-ankerite-quartz veins.

In February 2012, the Corporation published a resource estimate for the Gold River Trend property that includes an indicated resource of 690,000 tonnes at 5.29 gpt for 117,400 contained ounces of gold, and an inferred resource of 5,273,000 tonnes at 6.06 gpt for 1,027,800 contained ounces of gold. The resources are contained within two deposits, the East Deposit and West Deposit and lie within approximately 4.0 kms of the Timmins West Mine shaft.

In addition to the royalty in favour of FNV, certain claims along the Gold River Trend are subject to net smelter returns royalties ranging from 2% to 5%.

c.               144 Property

The 144 Property consists of 34 staked claims covering approximately 4.0 kilometres of the same volcanic/ultramafic intrusive/sedimentary contacts found at the Timmins West Mine.  Drilling at 144 has intersected multiple zones of gold mineralization located along a 1.2 kilometre stretch of the contact and associated with porphyritic intrusions similar to those which host some of the broadest and highest grade intercepts from the Thunder Creek Deposit. Given the shallow nature of the drilling and that the grades and widths of mineralization increased with depth, the potential to expand the known mineralization within the initial 1.2 kilometre area, as well as to the north and along strike, is considered excellent.

In addition to the royalty in favour of FNV, certain claims in the 144 land package are subject to net smelter returns royalties ranging from 2% to 5%.

2.              Bell Creek Complex

The Bell Creek Complex is an area of approximately 32 square kilometers that includes the Bell Creek Mine and Mill as well as the contiguous Marlhill, Vogel and Schumacher properties, as well as numerous other projects at various stages of exploration.

a.              Bell Creek Mine

The Bell Creek Mine comprises 3 crown mining leases and 5 freehold patents. Mineral production from the Mine is subject to a 2% net smelter returns royalty in favour of Goldcorp.

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings.

By September 2010, the access ramp at Bell Creek had reached the 320 Level enabling the Corporation to begin developing east and west along the North A Zone, and by the end of 2010 approximately 5,500 meters of ramp and lateral development had been completed at the Bell Creek Mine. By the end of September 2011, the ramp had reached the 460 metre level. Reaching the 450 Level horizon exposed the top part of the North A Deep mineralization. A definition diamond drilling program for the North A Deep Zone was commenced in late 2011 and is ongoing, while development and sampling was completed in the upper parts of the Mine.

Commercial production was declared at the Bell Creek Mine as of January 1, 2012.

b.              Bell Creek Mill

The Bell Creek mill is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by a “Carbon-In-Pulp” (“CIP”) process for gold recovery. The Mill also includes associated buildings and surface infrastructure, offices and an approved tailings area. The Mill has a current target operating capacity of 2,000 tonnes per day, with an expansion currently underway that will increase capacity to 3,000 tonnes per day by late in 2012.  The expansion mainly involves the crushing and grinding circuits of the milling process, but has been designed to allow the rapid further expansion to a capacity of 5,500 tonnes per day, which would mainly involve enhancements to the back half of the milling process. The decision to undertake the second phase of expansion will follow completion of the first and be linked to the continued development of the Corporation’s mining projects.

c.               Vogel/Schumacher

The Vogel/Schumacher properties cover approximately 1.6 kilometres between Goldcorp Inc.’s high-grade Hoyle Pond Mine and Lake Shore Gold’s Bell Creek Mine.  Gold mineralization at Vogel/Schumacher is hosted by a sequence of variably altered and veined steeply south dipping mafic volcanics. The alteration and veining occurs in two main forms either steeply dipping zones at the contact with ultramafic volcanics or as flat vein systems within the mafic volcanics.

Gold mineralization occurs in eight zones which are associated with quartz veining, pyrite mineralization and ankerite/albite/sericite alteration. Mineralized/altered zones vary from less than a metre to in excess of 20m in width. Gold values are associated with the quartz veining, the mineralized alteration envelopes about the veins and intervals of increased pyrite content. Modelling and resource estimation shows the presence of both a broad lower grade resource that could be suitable for an open pit and a narrower style of mineralization that would be more amenable to underground mining.

In May 2011, Lake Shore Gold published an estimate of both open pit and underground resources for the Vogel/Schumacher deposit that included an indicated mineral resource of 2.2 million tonnes at an average grade of 1.75 gpt containing 125,000 ounces of gold, and inferred mineral resources of 1.5 million tonnes grading 3.60 gpt containing 168,800 ounces of gold. The deposit remains open down-dip.

Both Vogel and Schumacher are subject to royalties on mineral production of up to 3% of net smelter returns.

d.              Marlhill

The Marlhill property is located north-east of the Bell Creek Mine and is a former producing mine. In May 2011, Lake Shore Gold released an estimate for the Marlhill property of indicated resources of 395,000 tonnes at an average grade of 4.52 gpt for 57,400 contained ounces of gold. The resources are at shallow depths, mainly above the 360 metre level. All resources at Marlhill were estimated assuming an underground mining scenario. The resource estimate was for the M1 vein only and was prepared using historical drill information. Lake Shore Gold has completed only limited drilling at Marlhill.

Previous diamond drilling programs conducted by former operators at Marlhill have been successful in tracing the M1 vein, the primary vein identified and mined previously, to a strike length of 500 metres to 600 metres and to a vertical depth of 400 metres to 500 metres from surface. The current resource for the Marlhill deposit, incorporating the M1 vein only, extends to an approximate depth of 360 metres, while historic mining extended to a depth of only 150 metres. Based on work to date, neither the depth extent of the M1 Zone at Marlhill nor the extent along strike has been defined. The mineralization at Marlhill is located within 700 - 800 metres of the Bell Creek Mine, making it readily accessible using the Bell Creek Mine infrastructure.

Any mineral production from the Marlhill property is subject to a 2% net smelter returns royalty in favour of Goldcorp.

3.              Fenn-Gib

The Fenn-Gib Project is located approximately 60 kilometres east of Timmins and 20 kilometres east of Matheson. The Project consists of 171 mining claims, patents and leases covering approximately 29 square kilometres. Geologically, Fenn-Gib lies along the east extension of the Destor Porcupine Fault Zone (“DPFZ”) and Pipestone Fault Zone (“PFZ”), near a major change in trend from southeasterly to east-west which is interpreted as a major dilatent zone. Associated with the interpreted dilatent zone are a number of syenitic intrusions and a major east-west trending Arrow fault. Fenn-Gib overlies a southeast trending contact between mafic volcanic (Kidd Munroe Assemblage) and sedimentary rocks (Hoyle Group) which follows the trend of the PFZ and has been intruded by a series of mafic to syenitic intrusions. A portion of the land position being acquired lies approximately four kilometres to the south of the main Fenn-Gib Project and covers 6 kilometres of strike length along the DPFZ. This land position, called Guibord Main, contains a mixture of mafic to ultramafic volcanics, which have also been intruded by syenite. This geologic setting has some strong similarities to the geology found west of Timmins where Lake Shore Gold is in commercial production at its Timmins West Mine.

In November 2011, Lake Shore Gold published a resource estimate for the Fenn-Gib project that included an indicated resource of 40.8 million tonnes grading 0.99 gpt for a total of 1.30 million contained ounces of gold, and an inferred resource of 24.5 million tonnes at 0.95 gpt for a total of 0.75 million contained ounces of gold. Most of the resources are in the Main Zone, which is located in the northern portion of the Fenn-Gib property. Mineralization in the Main Zone consists of broad disseminated mineralization surrounding a distinct flexure of the PFZ and mafic volcanic-sedimentary contact where it has been intruded by mafic and syenitic intrusive rocks. The most common style of gold mineralization consists of quartz-carbonate veins, stringers and breccias hosted within intensely altered volcanic rocks and syenitic intrusions with lesser amounts being associated with fine crystalline pyrite in altered sediments and volcanic rocks.

Certain claims in the Fenn-Gib land package are subject to net smelter returns royalties ranging from 2% to 3%.

Production

Lake Shore Gold generates revenue through the extraction and sale of gold from its mineral properties.  Lake Shore Gold commenced commercial production at the Timmins Deposit on

January 1, 2011; none of the Corporation’s other properties were in commercial production in 2011.  Prior to January 1, 2011, Lake Shore Gold was an exploration and development-stage company and, as such, did not report any revenue in its financial statements.

Lake Shore Gold produces gold from underground mineral resources at the Timmins West Mine and the Bell Creek Mine. In 2012, the Timmins West Mine will produce on average 1,600 tonnes of mineralized material per day, and the Bell Creek Mine will produce on average 360 tonnes of mineralized material per day.

The Timmins West Mine produces gold using a shaft and ramp system. The shaft penetrates to 710 meters below surface at the Timmins Deposit. There is a spiral ramp from surface at the Timmins Deposit to the 290 metre level; a ramp extending from the shaft at the 200 metre level at the Timmins Deposit across to the Thunder Creek Deposit at the 300 metre level; a ramp extending from the 650 metre level at the Timmins Deposit across to the Thunder Creek Deposit at the 730 metre level; a spiral ramp that goes down from the 480 metre level at the Timmins Deposit currently to the 730 metre level; a spiral ramp from the 280 metre level at the Thunder Creek Deposit to the 395 metre level; and a spiral ramp from the 730 metre level at the Thunder Creek Deposit to the 765 metre level. Currently, the total depth of the Timmins West Mine is approximately 765 meters. The Bell Creek Mine is accessed by a spiral ramp from surface to the 535 metre level.  The Timmins West Mine and Bell Creek Mine both employ long hole mining methods.  Material is drawn out by scoop trams and, at Timmins West Mine hoisted to surface using the shaft and at Bell Creek Mine trucked to surface up the ramp.

Sale of Gold

There is a worldwide gold market into which Lake Shore Gold can sell gold. As a result, the Corporation will not be dependent on a particular purchaser for its sales of gold, and the Corporation is not required to undertake any marketing efforts in order to sell its gold, provided that it is selling the gold at the prevailing market price. The Corporation produces gold doré bars at its Bell Creek Mill.  Because doré is an alloy consisting primarily of gold but also containing silver and other metals, doré bars are sent to refiners to produce bullion that meets the required market standard of 99.99% pure gold.  All gold doré produced by the Bell Creek Mill is shipped to Johnson Matthey for processing at its refinery in Brampton, Ontario, Canada. Once the gold is refined, Lake Shore Gold actively manages sales by soliciting offers from institutional purchasers for a specified number of ounces of gold (and any silver byproduct resulting from the refining process).  Ownership of the refined gold and any silver is transferred to the purchaser at the refinery.  Lake Shore Gold does not currently undertake any hedging activity.

Specialized Skill and Knowledge

The skill and knowledge required to develop a producing mine includes experience in exploration, development, construction, mine operations, metallurgical processing and environmental compliance. Lake Shore Gold employs a number of technical personnel with relevant experience, education and professional designations, and constantly evaluates the need for additional employees with particular expertise.  In addition, from time to time, as necessary, Lake Shore Gold engages professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines as consultants.  Lake Shore Gold endeavours to maintain attractive remuneration and compensation packages in order to attract and retain personnel with the necessary qualifications, skills and experience, and to date has been able to meet the Corporation’s staffing requirements.

Competitive Conditions

The mining industry is intensely competitive and Lake Shore Gold must compete in all aspects of its operations with other mining companies, including many large established mining companies having substantial capabilities and greater financial and technical resources than Lake Shore Gold. As a result, Lake Shore Gold may be at a disadvantage with respect to the acquisition and development of mining properties. Lake Shore Gold also competes with other mining companies for qualified employees. Significant growth in the mining industry over the past several years has greatly increased the demand for experienced miners and qualified technical personnel. The ability to attract and retain appropriate personnel is a critical issue in the timeliness of development of the Corporation’s assets and business, and the failure to do so could result in delays in the Corporation’s plans.

Components

Lake Shore Gold sources machinery, parts and services from local businesses wherever possible, but also procures components from large national and multinational suppliers to the mining industry. The corporation orders mine inventory items, mill components, consumables, and other items that are necessary for continued operation in advance to ensure delivery when needed to avoid production or development delays.  Both the Bell Creek Mine and Timmins West Mine are located near the City of Timmins, with ready access to both sites by provincial highways.  The City of Timmins also has an airport through which smaller cargo is regularly transported.

Cycles

The gold mining and exploration business is highly dependent on the price of gold, which is set by market forces and factors beyond the cost of production and has historically been volatile. Since the Corporation does not have control over the selling price of its production, a decrease in the market price of gold will negatively affect the Corporation’s revenues.

Environmental Protection

Lake Shore Gold’s mining and milling operations are regulated by licenses issued by the Province of Ontario allowing the Corporation to: (i) draw fresh water from local rivers; (ii) store waste water and tailings from mining and milling operations in containment ponds built and maintained by the Corporation; and (iii) discharge treated water to local waterways.  The activities governed by these licences are important to the regular mining activities of the Corporation, and the loss of a licence or the failure to obtain new licences when required could stop or delay the Corporation’s activities or plans.  The terms of Lake Shore Gold’s licences are similar to those of other mining companies operating near the Corporation’s properties, and do not place Lake Shore Gold at a competitive disadvantage compared to other mining companies.

Environmental monitoring data is maintained, and environmental incidents and accidents are reported and addressed immediately. The cost of regular compliance with environmental controls is not significant, but a significant accident resulting in the discharge of contaminants to the environment could result in significant clean up costs and penalties, which would have a material effect on the Corporation’s financial position. Lake Shore Gold continuously strives to improve its environmental performance, and will spend approximately $6 million this year on environmental matters.  Known future environmental obligations relate to mine reclamation and closure activities. These activities are site specific and are governed by the Closure Plans filed with the Ontario Ministry of Northern Development and Mines. Lake Shore Gold has already provided for the estimated costs of closure by posting letters of credit with the MNDM.

Employees

Lake Shore Gold had 477 employees at the end of 2011, and 308 contractors working at its sites.

Social and Environmental Policies

Lake Shore Gold is committed to the long-term well-being of the communities in which it operates.  Lake Shore Gold is sensitive to concerns regarding the activities carried on by mining companies and works with communities and organizations to alleviate those concerns.  Lake Shore Gold regularly consults with local First Nation communities in respect of its projects, and has entered into an Impact and Benefits Agreement in respect of the Timmins West Complex that provides for education and training of First Nations’ members, employment opportunities, environmental care, and collaborative business opportunities.

Risk Factors

The following is a brief description of those distinctive or special characteristics of Lake Shore Gold’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, Lake Shore Gold’s financial performance, business and operations.

Dependence on Timmins West Mine and Bell Creek Mill

Lake Shore Gold’s operations at the Timmins West Mine will account for the majority of the Corporation’s production for the foreseeable future, all of which will be processed at the Bell Creek Mill.  Any adverse condition affecting mining or milling conditions at the Timmins West Mine or the Bell Creek Mill could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations. The Corporation also anticipates using revenue generated by its operations at the Timmins West Mine to finance a substantial portion of the exploration and capital expenditures required at its development projects.  Unless the Corporation can successfully bring into production other mineral projects on its existing properties, or otherwise acquire gold-producing assets, the Corporation will be dependent on the Timmins West Mine for the majority of its gold production and revenues. Further, there can be no assurance that the Corporation’s current exploration and development programs at its properties will result in any new economically viable mining operations or yield new mineral resources to replace and expand current mineral resources.

Uncertainty of Production Estimates

The Corporation’s gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or flooding, or as a result of other operational difficulties. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mining or treatment, or dilution increases. Accordingly, there can be no assurance that the Corporation will achieve current or future production estimates.

Mineral Exploration, Development and Production Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production and there is a risk that none of the Corporation’s properties, other than the Timmins West Mine and Bell Creek Mine, will ultimately be developed into mines.  Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities.  Other risks involved in extraction operations and the conduct of exploration programs include unusual or unexpected formations, formation pressures, seismic activity, fires, power outages, labour disruptions, flooding, explosions, rock bursts, cave-ins, landslides, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although Lake Shore Gold carries liability insurance with respect to its mineral exploration operations, Lake Shore Gold may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves.

Uncertainty of Mineral Resources and Reserves

The figures for mineral resources and reserves stated in this AIF, or in the documents incorporated by reference, are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  Market price fluctuations of gold, in addition to increased production costs or reduced recovery rates may render resources uneconomic.  Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

Until mineral reserves or mineral resources are actually mined and processed, mineral resource and mineral reserve grades must be considered as estimates only.  In addition, mineral reserves and mineral resources may vary depending on, among other things, metal prices and currency exchange rates.  Any material change in mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Corporation’s mineral projects, other than the Timmins West Mine and Bell Creek Mine, which are in commercial production, are in the exploration stage. Until mineral resources on these exploration properties are categorized as mineral reserves, the known mineralization at these projects is not determined to be economic. The Corporation’s ability to put its exploration properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditures made in the exploration of the Corporation’s mineral properties will result in the identification of commercially recoverable quantities of ore or that mineral reserves will be mined or processed profitably. Greater assurance will require completion of comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic.

Risk of Project Delay

There are significant risks that the commencement and completion of construction of a mine on any of the Corporation’s properties could be delayed due to circumstances beyond the Corporation’s control. Such risks include delays in obtaining environmental and construction authorizations and permits, delays in finalizing all necessary detailed engineering and construction contracts, as well as unforeseen difficulties encountered during the construction process.

The Corporation May Not Meet Key Production and Other Cost Estimates

A decrease in the amount and a change in the timing of the production outlook for the Corporation will directly impact the amount and timing of the Corporation’s cash flow from operations. The actual impact of such a decrease on the Corporation’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the amount or timing of these projected cash flows that would occur due to production shortfall, changes in prices or costs, labour disruptions, or reduced availability of required equipment or suppliers may require that the Corporation seek additional financing to fund operational or capital expenditures.

Global Financial Condition

Global financial conditions in recent years have been characterized by weakness and uncertainty, and access to public financing has been negatively impacted by disruptions in the credit and capital markets. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future on terms favourable to the Corporation.  Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be significant or prolonged, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

Fluctuation of Mineral Prices

The success of the Timmins West Mine, Bell Creek Mine, and the Corporation’s other properties will be primarily dependent on the future price of gold.  Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Corporation.  Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.  The price of gold has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, the Corporation’s properties to be impracticable or uneconomic.  Depending on the price of gold, projected cash flow from planned mining operations may not be sufficient and the Corporation could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties.  Future production from the Corporation’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.  Lake Shore Gold does not engage in any hedging activity and is fully exposed to changes in the gold price.

Furthermore, recalculating reserve and resource estimates and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges.  In addition to adversely affecting the Corporation’s mineral resource and reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency Fluctuations

Currency fluctuations may affect the costs the Corporation incurs in its operations and may affect the Corporation’s operating results and cash flows. Gold is sold throughout the world based principally on the U.S. dollar price, but the Corporation’s operating and capital expenses are incurred in Canadian dollars. The appreciation of the Canadian dollar against the U.S. dollar can reduce the Corporation’s revenues relative to the costs at the Corporation’s operations, making such operations less profitable.  Lake Shore Gold does not engage in any hedging activity and is fully exposed to changes in exchange rates.

Fluctuations in External Factors Affecting Costs

The Corporation’s production costs are dependent on a number of factors, including refining charges, production royalties based on the price of gold, and the cost of inputs used in mining operations, including equipment, labour (including contractors), steel, chemical reagents and energy. All of these factors are beyond the Corporation’s control. If the Corporation’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

History of Net Losses; Uncertainty of Additional Financing

Prior to January 1, 2011, the Corporation had not recorded any revenues from operations nor had the Corporation operated in commercial production on any property. Despite the commencement of commercial production at the Timmins Deposit on January 1, 2011, and at Thunder Creek and Bell Creek Mine on January 1, 2012, there can be no assurance that significant losses will not continue to occur or that the Corporation will be profitable in the future.  There is no assurance that Lake Shore Gold’s operations will ever provide a return on investment in the future. The Corporation has not paid dividends in the past and has no current plans to pay dividends in the future.

The Corporation’s operating expenses and capital expenditures may increase with mining activities at Timmins West Mine and Bell Creek Mine, and advancing exploration, development and commercial production of other properties in which the Corporation has an interest. The Corporation may continue to incur losses unless and until such time as it generates sufficient revenues from commercial production to fund all of its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources.

The Corporation may require significant capital in order to fund its capital and operating costs.  The Corporation may require additional financing from external sources to meet such requirements.  There can be no assurance that such financing will be available to the Corporation or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Corporation, the interests of shareholders in the net assets of the Corporation may be diluted.  Any failure of the Corporation to obtain required financing on acceptable terms could have a material adverse effect on the Corporation’s financial condition, results of operations and liquidity and require the Corporation to cancel or postpone planned capital investments.

Limitations under Credit Facility

The Corporation’s secured revolving USD$50 million bank credit facility limits, among other things, the Corporation’s ability to permit the creation of certain liens, make investments, dispose of the Corporation’s material assets or, in certain circumstances, pay dividends. In addition, the bank credit facility limits the Corporation’s ability to incur additional indebtedness and requires the Corporation to maintain specified financial ratios and meet financial condition covenants. Events beyond the Corporation’s control, including changes in general economic and business conditions, may affect the Corporation’s ability to satisfy these covenants, which could result in a default under one or both of the bank credit facilities or the notes, if issued. As of the date of this AIF, the Corporation has fully drawn the bank credit facility. If an event of default under the bank credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Corporation may not have sufficient funds to repay amounts owing under such agreements.

Uncertainty in Executing, Managing and Integrating Acquisitions

The Corporation occasionally evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Corporation’s business and may expose the Corporation to new geographic, political, operating, financial or geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Corporation’s ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Corporation may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Corporation to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

Certain agreements pursuant to which Lake Shore Gold acquired or may acquire interests in certain properties provide that Lake Shore Gold must make a series of payments in cash and/or common shares over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  If Lake Shore Gold fails to make such payments or expenditures in a timely fashion, Lake Shore Gold may lose its interest in those properties.  Further, with respect to any exploration property, Lake Shore Gold may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on such properties.

Properties Contain No Mineral Reserves

Following the revised resource estimates for the Timmins West Mine issued in February 2012, the previous reserve estimates ceased to be applicable and as a result there are no current mineral reserves on Lake Shore Gold’s properties. Mineral resources are inventories of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors.  Additional work is required before Lake Shore Gold can demonstrate whether any of its mineral resources may be economically viable and if any of its properties have a body of commercially viable ore. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Lake Shore Gold makes on its properties do not result in discoveries of mineralization that can be economically recovered, the value of exploration and acquisition expenditures may be lost and the value of Lake Shore Gold stock will be negatively impacted.

The Corporation made the decision to place both the Thunder Creek Deposit and the Bell Creek Mine into commercial production as of January 1, 2012.  These decisions were made on the basis of estimates of mineral resources, and without an estimate of mineral reserves.  At present, the Corporation has not prepared feasibility studies for either the Timmins West Mine or the Bell Creek Mine demonstrating that extraction is reasonably justified (economically mineable), and which typically serve as the basis for a production decision.  The decision to proceed without these comprehensive studies of the mineral projects carries significant risks as a result of the lower level of confidence of the information used.  Mineral resources may not adequately account for diluting materials and allowances for losses that may occur when the material is mined, which could lead to either or both higher production costs and lower production levels.  If the Corporation is unable to realize sufficient profit from its gold mining operations to support the costs of sustaining the Corporation, the Corporation would incur losses and any investment in the Corporation could be negatively affected.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, the mineral property may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Corporation has an interest, which, if successful, could result in the loss or reduction of the Corporation’s interest in the properties.

Although title to its material properties has been reviewed by or on behalf of Lake Shore Gold, no assurances can be given that there are no title defects affecting the properties.  Title insurance generally is not available for mining claims in Canada and Lake Shore Gold’s ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained.  Lake Shore Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests, therefore, the precise area and location of such claims may be in doubt.  The properties may be subject to prior unregistered liens, agreements, transfers or claims including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Lake Shore Gold may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Obligations and Potential Liabilities with Respect to Acquired Properties

Under agreements for the acquisition of existing and future properties, Lake Shore Gold has assumed or may assume liabilities relating to the mineral properties, surface buildings, mill and tailings, past, present and future. While Lake Shore Gold conducts due diligence with a view to determining, among other things, what these obligations and liabilities may be, there is no assurance that Lake Shore Gold has been or will be able to determine accurately the existence or extent or potential cost of any such obligations and liabilities. Failure to determine adequately or at all the existence or extent or potential cost of any such obligations and liabilities could, in the future, have a material adverse impact on Lake Shore Gold’s profitability, business prospects, results of operations and financial condition.

Environmental Risks

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive.  Lake Shore Gold cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.

Previous mining operations may have caused environmental damage at certain of Lake Shore Gold’s properties.  It may be difficult or impossible to assess the extent to which such damage was caused by Lake Shore Gold or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations.  Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.  Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Risks Associated with Joint Venture Agreements

Lake Shore Gold’s interests in various of its properties may, in certain circumstances, become subject to the risks normally associated with the conduct of joint ventures. In the event that any of Lake Shore Gold’s properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Lake Shore Gold’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Lake Shore Gold’s business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

Lake Shore Gold’s rights to acquire an interest in certain resource properties may have been granted by third parties who themselves held only a lease or an option to acquire such properties.  If such persons fail to fulfill their obligations, Lake Shore Gold could lose such interest in the properties and may have no meaningful recourse, as it may not have any direct contractual arrangements with the underlying property holders.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of Lake Shore Gold, including exploration, development activities and commercial production are and will be governed by laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Lake Shore Gold has received all necessary permits for the mining operations and the exploration and development work it is presently conducting, but there can be no assurance that all permits, if any, which Lake Shore Gold may require for future exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Lake Shore Gold may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions.  Lake Shore Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  Lake Shore Gold is not currently covered by any form of environmental liability insurance.  See “Insurance Risk” below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration and development companies, or more stringent implementation thereof, could have a material adverse impact on Lake Shore Gold and cause increases in capital expenditures or require abandonment of, or delays in, exploration.

Insurance Risk

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, ground or stope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all potential risks associated with its operations.  The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms.  The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The Corporation’s business is intensely competitive, and the Corporation competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties which can be developed and produced economically; (ii) the technical expertise to find, develop, and produce such properties; (iii) the labour to operate the properties; and (iv) the capital for financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Corporation. Such competition may result in the Corporation being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Corporation’s inability to compete with other mining companies could have a material adverse effect on the Corporation’s results of operations.

Dependence on Key Management and Employees

The success of the operations and activities of Lake Shore Gold is dependent to a significant extent on the efforts and abilities of its management, key employees and outside contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation’s business, results of operations and financial condition.  The Corporation’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of key management personnel. The loss of the services of one or more of these individuals could adversely affect Lake Shore Gold’s profitability, results of operations and financial condition. The Corporation faces significant competition for qualified personnel and there can be no assurance that the Corporation will be able to attract and retain such personnel.  The Corporation does not hold key person insurance on any of these individuals.

Volatility of Market Price of Securities

The trading price of the Corporation’s common shares has been and may continue to be subject to large fluctuations which may result in losses to investors.  The trading price of the Corporation’s common shares may increase or decrease in response to a number of events and factors, including:

•                  changes in the market price of gold;

•                  current events affecting the economic situation in Canada, the United States and elsewhere;

•                  trends in the mining industry and the markets in which the Corporation operates;

•                  changes in financial estimates and recommendations by securities analysts;

•                  acquisitions and financings;

•                  quarterly variations in operating results;

•                  the Corporation’s inability to achieve its guidance or meet expectations of market participants;

•                  the operating and share price performance of other companies that investors may deem comparable; and

•                  purchases or sales of blocks of the Corporation’s common shares.

Wide price swings are currently common in the markets on which the Corporation’s securities trade. This volatility may adversely affect the prices of the Corporation’s common shares regardless of the Corporation’s operating performance.  As well, there can be no assurance that an active market for the securities of the Corporation will be sustained.

Impairment of Assets.

In accordance with IFRS, Lake Shore Gold capitalizes certain expenditures and advances relating to its mineral projects. From time to time the carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation, abandoning a development project, the denial of a permit, or the Corporation’s market capitalization being less than the carrying amounts of its mining properties and plant equipment.

In connection with its year-end financial reporting, the Corporation identified an indicator and undertook an assessment, and determined that its assets were not impaired.  The Corporation will be required to make continued assessments of its assets while existing indicators continue or other indicators come into effect.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of cash generating units. It is possible that that the actual fair value could be significantly different from those assumptions, and changes in the assumptions will affect the recoverable amount of the mining interests.  In the absence of any mitigating valuation factors, the Corporation’s failure to achieve its valuation assumptions or declines in the fair values of its cash generating units or other assets may, over time, result in impairment charges.

If Lake Shore Gold determines that an asset is impaired, the Corporation will charge against earnings any difference between (i) the carrying amount of the assets and (ii) the estimated fair value less cost to sell of those assets. Any such charges could have a material adverse effect on Lake Shore Gold’s results of operations.

Conflicts of Interest

Certain directors and officers of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest that they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter in accordance with the Canada Business Corporations Act. See “Interest of Management and Others in Material Transactions”.

Mineral Projects

Timmins West Mine

Brian Buss, P. Eng., Robert Kusins, P. Geo., David H.R. Powers, H.B.Sc., P.Geo., Ralph Koch, P. Geo., and Dean Crick, P. Geo., prepared a technical report in accordance with NI 43-101 entitled “ 43-101 Technical Report, Preliminary Economic Assessment and Updated Mineral Resource Estimate for Timmins West Mine, Timmins, Ontario, Canada “ dated March 29, 2012 (the “Timmins West Mine Report”). Brian Buss, Robert Kusins, David H.R. Powers, Ralph Koch, and Dean Crick are each qualified persons under NI 43-101. The following extract is the Executive Summary from the Timmins West Mine Report and readers should consult the Timmins West Mine Report to obtain further particulars regarding the Timmins West Mine. The Timmins West Mine Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

SUMMARY

This Technical Report is co-authored by: Dean Crick (P.Geo.), Ralph Koch (P. Geo.), Robert Kusins (P.Geo.) Brian Buss (P.Eng.) and David Powers (P. Geo.) on behalf of Lake Shore Gold Corp. (“Lake Shore Gold”, “LSG”) and West Timmins Mining Inc. (“WTM”) for the Timmins West Mine. The report contains an update of Resource Estimates completed since the previous reports, submitted to SEDAR titled: National Instrument 43-101 Technical Report, Lake Shore Gold Corp. Timmins West Project, Timmins, Ontario, G. Darling (P. Eng.), T. Fayram (Q.P. MMSA), R. Kusins (P.Geo.), J. Samson (P.Geo.), and H. Miree (P.Geo.) October 6, 2009 having an effective date of August 29, 2009, and the Technical Report on the Initial Mineral Resource Estimate for the Thunder Creek Property, Bristol Township, West of Timmins, Ontario, Canada, D. Crick, R. Kusins, D. Powers, December 23, 2011, having an effective date of October 28, 2011.

The purpose of this technical report is to update and report the combined resource estimate for the Timmins West Mine (“TWM”) and present the findings of a Preliminary Economic Assessment (PEA) through the application of mine design parameters to the geological model and derivation of production schedules with applicable capital and operating cost estimates. It should be noted that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the financial results of the PEA will be realized.

The Timmins West Mine includes mineralized zones from the Timmins Deposit and the Thunder Creek Deposit for which there is a common infrastructure.  The update of the Timmins Deposit is for the period from the former effective date of August 29, 2009 to January 31, 2012 and the Thunder Creek project with an effective date of October 28, 2011. This revised mineral resource estimate uses exploration data collected by Lake Shore Gold Corp. from underground and surface drilling completed between the years 2003 and 2012, and is prepared in accordance with National Instrument 43-101, Standards and Disclosure for Mineral Projects.

Commercial production at the Timmins Deposit was announced in January, 2011. Commercial production at the Thunder Creek Deposit commenced January, 2012.  As such, Lake Shore Gold considers this, and future technical reports on the Timmins West Mine be classified as being issued by a producing issuer under the definitions of NI 43-101.

The headframe of the Timmins West Mine is located within national topography series (“NTS”) map reference 42-A-05; at longitude 81.55° west; 48.32° north latitude.  Universal Transverse Mercator (“UTM”) co-ordinates for the head frame utilizing projection North American Datum (“NAD”) 83, Zone 17 are approximately 458,915 metres east, 5,359,043 metres north.  Provincial Highways 101 and 144 provide all weather road access to the property. The street address of the offices and shops infrastructure is 82-15 Highway 101 West, Timmins.  Bush roads, quad trails, drill trails and foot paths provide access to all areas within the claim boundaries.

The Timmins West Mine (“TWM”) area includes the Timmins Deposit property and the Thunder Creek Deposit property for a total area of approximately 12.9 square kilometres, or approximately 1,376 hectares situated in Bristol and Carscallen townships.  The majority of the property (97.4%) is situated within Bristol Township and approximately 36 hectares (2.6%) is located in Carscallen Township.  The Timmins Deposit  portion of the TWM consists of a block of 23 contiguous claims (395 hectares) of which there are eleven (11) individual patented claims and twelve (12) leased claims that are further divided into two (2) twenty-one (21) year leases.  The Thunder Creek portion of the property consists of 57 staked claim units and 3 lease hold single unit patent claims totaling approximately 960 hectares.  Lake Shore Gold Corp. and their wholly owned subsidiaries, own 100 % interest in the Property subject to underlying royalties.  The claims and leases are all in good standing.

The TWM area lies along the northeast trending contact zone between southeast facing mafic metavolcanic rocks of the Tisdale Assemblage (to the northwest) and unconformably overlaying, dominantly southeasterly facing metasedimentary rocks of the Porcupine Assemblage (to the south east).  The contact dips steeply to the northwest, and is modified and locally deflected by folds and shear zones that are associated with gold mineralization.  Along and within several hundred metres of the contact area, several intrusions intrude mainly the mafic metavolcanic sequence between the Timmins Deposit and the southwestern parts of the Thunder Creek property.  These include: a southwesterly-widening alkaline ultramafic set of metamorphosed intrusions comprised dominantly of pyroxenite which occur along the mafic—metasedimentary rock contact or intruding the mafic metavolcanic rocks adjacent to the contact and which are termed the “alkaline intrusive complex”; and fine-grained, equigranular to locally K-feldspar porphyritic intrusions which are dominantly monzonite but may range to syenite in composition.  The latter include lenticular northeast trending unexposed body in the Porphyry Zone adjacent to the mafic-sedimentary contact in the Rusk area, and a more irregularly shaped stock to the south which intrudes the Porcupine Assemblage here termed the “Thunder Creek Stock” (Rhys, 2010).

Gold mineralization in the Timmins West Mine occurs in steep north-northwest plunging mineralized zones which plunge parallel to the local orientations of the L4 lineation features which also plunge parallel to the lineation, including folds and elongate lithologies.  Mineralization occurs within, or in favourable lithostructural settings within 100m of the Holmer and Rusk Shear Zones.  Mineralization comprises multiple generations of quartz-carbonate-tourmaline+/- albite veins, associated pyrite alteration envelopes and disseminated pyrite mineralization.  Textural evidence suggests that veining formed progressively through D3 and D4 deformation.  All phases of gold-bearing veins cut and postdate alkali intrusive complex (AIC) and syenitic to monzonitic intrusion, although mineralization is often spatially associated with ore preferentially developed within theses intrusions. (Rhys, 2010).

Although the primary target of the Timmins West Mine shaft was the Ultramafic (UM) Complex between 525 m and 650 m vertical metres, mining was initiated in the second half of 2009 via the surface ramp that had been completed to a vertical depth of 200 metres. The mining at the Timmins Deposit from the surface ramp started with the Vein Zones, 1,2, and 3, Footwall (FW) Zone and the Main Zone (MZ). In the upper levels the results were largely as anticipated, short strike length, narrow quartz-tourmaline veins that returned low grade and small tonnes with poor continuity of mineralization.  An exception to this experience was the MZ, which was comprised of a package of three singular quartz-tourmaline veins hosted within a lens of sediment with interstitial sulfide replacement mineralization between the veins.

In 2010, mining continued down from the 140 m to the 270 m Level, mining the MZ on the west side of the ramp and the Vein Zones on the east of the ramp. The Vein Zones and FW Zone mining was largely disappointing, except for Vein 2 between the 180-240 m Levels. The MZ returned reasonable grade and tonnes as the longhole mining progressed on 30 m sublevels below the 200 m Level. Mining in the upper part of the Timmins deposit has largely been shutdown since the second half of 2011, due to grade and tonnage challenges with the Vein Zones, along with water problems at the bottom of the surface ramp.

The MZ is largely untested below the 260 m Level where some of the best drill intersections were returned.

The first stope into the UM1 complex from the 650-610 m Level in the fourth quarter of 2010 was considered highly successful for grade, tonnes and reconciliation to the block model. Sill development was conducted on 20 m sublevels on the 650 and 630 m Levels with blind uppers drilled to the 610 m Level elevation. The large longhole excavation had a strike length of above 75 m and maximum width of 35 m. The mining continued well into February 2011, as remnant material continued to be mucked from the stope, some of which was overbreak from the back. The second block between the 610-585 m Levels was mined in the second half of 2011, delayed substantially due to issues with mucking and backfilling 650-610 m Level.

Mining a number of the smaller, structural hangingwall lenses comprising the UM complex including the UM2, UM1a has also proven successful despite their smaller size, moderately lower grade and complex geometry. The next block of the UM1 is scheduled for mining towards the end of the first quarter and second quarter of 2012. The positive results of the mining to date on the UM complex mineralization, is a promising indicator of planned mining below the 650 m Level in 2012 and beyond.

Development of the 525 m Level drill platform in the fourth quarter of 2010 also provided access to the 525 FW and MZ lenses at the level elevation. Mining was initiated into the FW Zone model with sill development and 10 m blind uppers between March and December 2011, producing substantial tonnage, but at the cost of grade. This stope was rushed into production to replace the delayed 585 UM1 stope and would likely have returned better grades if an overcut had been excavated for grade control purposes. The mineralization is characterized by albite bleaching of the mafic volcanics and finely disseminated pyrite with minimal quartz stringer development. There appear to be at least two separate lenses, one of better grade tenor along the mafic ultramafic contact and one hosted entirely in the mafic volcanics, structurally in the hangingwall with lower grade, interstitial mineralization located sporadically between the two lenses. The 480 up ramp has crosscut the 480 m Level sill on the FW Zone, and longhole stoping is planned for the first quarter of 2012, blasting down into the 525 m Level FW void. Some sill development has been completed from the 525 m Level down ramp into the MZ to the west. Although initial drill indications aren’t as extensive as the 200-290 m Level MZ intercepts, sill development grades on individual quartz-tourmaline veins have returned reasonable grade.

The underground mine geology drilling campaign and capital development for the Timmins deposit in 2012 is heavily weighted on the UM complex below the 650 m Level.  25,000 m of delineation drilling approaching 10-15 m centers targeting between the 670-730 m Levels will provide immediate mining horizons working up from the 730 m Level to the 670 mL on 20 metre sublevel development. A drill drift to be established on the 730 m Level will provide drill coverage from the structural hangingwall down to approximately the 810 m Level on roughly 15-25 metre centers comprising an additional 10,000 m for future mining. By the end of 2012, it is anticipated that the 650 down ramp will have reached 810 vertical metres.

Access to the Thunder Creek deposit was gained by ramps extending from the 200 level and 650 level shaft stations of the Timmins West Mine.  Ramps were driven for horizontal distances of 660m and 890m in a south southwest direction from the shaft to intersect the 300 level and 730 level elevations respectively in the Rusk and Porphyry Zones.  The Rusk horizon was intersected in July of 2010 at the 300 Level elevation, and the Porphyry Zone in November 2010 at the 730 level.  Other development work completed near the 300 level has included ramping to the 280 and 350 levels, drifting along mineralization on the 300, 315, and 350 levels as well as development of a drill platform north of the zone near the 280 level.  Development work near the 730 level has included drifting along and across the mineralization, ramping to the 690 mL and development of drill platforms near the 680 and 710 Level.

Initial mining at Thunder Creek has been completed within one mining block located between the 300 and 315 Level and in a second block between the 730 and the 695 m Level.  The block between 300 and 315 level was completed in the first quarter of 2011 and extracted mineralization from the Rusk Zone.  Initial mining on the 730 level commenced in September 2011 and extracted mineralization which is a combination of Rusk and Porphyry style mineralization.  A comparison of production results to date against the new resource estimate indicate a strong correlation of tonnage, grade and ounces. Mining in 2012 will include longhole mining on the Rusk Zone on 20 m sublevels between the 330, 350, 370 m Levels. Four stopes are planned for the Rusk/Porphyry Zones between the 695-765 m Levels at Thunder Creek.

The Mineral Resource estimates for the Timmins West Mine are based on historical diamond drilling dating back to March 1984 and drilling completed by LSG between July 2003 and January 31, 2012. A total of 167 surface holes (118,141m) and 777 underground holes (115,439m) were used in the Resource Estimate. The Mineral Resource for the Timmins Deposit has been modeled into forty-three sub-zones which refines the broader mineralized Ultramafic, Footwall and Vein Zones. The Thunder Creek Deposit has been modeled into eleven sub-zones which split the broader mineralized Rusk and Porphyry Zones into higher grade zones more suitable for underground mining.

The Timmins West Mine Resource totals 5.83Mt at 5.99 g/t Au amounting to 1,122,500 ounces of gold in the Indicated category and 4.27Mt at 5.76 g/t Au amounting to 791,500 ounces of gold in the Inferred category (Table 0.1). The base case resources are estimated at a 1.5 g/t Au cut-off for the Timmins deposit and a 2.0 g/t Au cut-off for the Thunder Creek deposit.

The Timmins Deposit totals 2.95Mt at 6.34 g/t Au amounting to 600,900 ounces of gold in the Indicated category and 1.58Mt at 5.54g/t Au amounting to 281,500 ounces of gold in the Inferred category. The Resources were estimated using Inverse Distance to the power 3 (ID3) interpolation method with all gold assays capped to 70 gram metres for the Ultramafic Zone and 40 gram metres for the Vein Zones.

The Thunder Creek Resource totals 2.88Mt at 5.64 g/t Au amounting to 521,600 ounces of gold in the Indicated category and 2.69Mt at 5.89g/t Au amounting to 510,000 ounces of gold in the Inferred category. The Resource was estimated using Inverse Distance to the power 2 (ID2) interpolation method with all gold assays capped to 75 gram metres.

Continuity of grade and structure of the Timmins West Mine zones has been interpreted on 25m spaced section except for the area between 650 and 525 of the Timmins Deposit where 6.25m spaced sections were used due to the increased drilling density in this area.

The sectional interpretations are then strung together by tie lines and 3D solids or wireframes are generated that represent the mineralized zones that are used for estimation of tonnes and grade.

Solid intersection composites are generated from all drill holes intersecting the 3D Mineral Resource Solids. The 1m composites at the Thunder Creek Deposit are then used to generate a block model grade based on an Inverse Distance Squared (“ID²”) and Inverse Distance to the power 3 (ID3) interpolation for the Timmins deposit.

An independent review by Michel Dagbert, Eng. of SGS Geostat of the QA/QC samples routinely introduced into the Timmins West Mine drill hole  sample stream, has concluded that the quality of the assaying incorporated into the block model is satisfactory, demonstrating no significant bias and adequate precision and reproducibility.

Validation of the block model was performed visually through a comparison of drill intercepts and block model results on plans and section between the geologic model and domain block model.  Sill development and mining results of both the Thunder Creek and Timmins deposits have demonstrated reasonable correlation with the 3D shapes and grades predicted by the Thunder Creek block model.

An independent review of the resource estimate was completed by Michel Dagbert, Eng. of SGS Geostat and he is in agreement with the practices employed by Bob Kusins, P. Geo. and Ralph Koch, P. Geo. in the Mineral Resource estimate at Timmins West Mine.

TABLE 0.1:                               TIMMINS WEST MINE RESOURCE ESTIMATES

Deposit	Resource Classification	Tonnes	Capped Grade (g/t Au)	Contained Gold (ounces)
Timmins
	Indicated	2,949,000	6.34	600,900
	Inferred	1,579,000	5.54	281,500

Thunder Creek
	Indicated	2,877,000	5.64	521,600
	Inferred	2,693,000	5.89	510,000
Total Timmins West Mine
	Total Indicated	5,826,000	5.99	1,122,500
	Total Inferred	4,272,000	5.76	791,500

(Prepared by Lake Shore Gold, January 31, 2012)

Notes:

1.               CIM definitions were followed for classification of Mineral Resources.

2.               Mineral Resources are estimated at a cut-off grade of 1.5 g/t Au for the Timmins Deposit and 2.0 g/t Au for Thunder Creek.

3.               Mineral Resources are estimated using an average long-term gold price of US$1,200 per ounce and a US$/C$ exchange rate of 0.93.

4.               A minimum mining width of two metres was used.

5.               Capped gold grades are used in estimating the Mineral Resource average grade.

6.               Sums may not add due to rounding.

7.               Mineral Reserve estimates for the Timmins West Mine are currently in progress.

8.               Metallurgical recoveries are assumed to average 96.5%.

9.               Mining costs are assumed to average $82.00/tonne.

10.         Mr. Robert Kusins, B.Sc., P.Geo. and Mr. Ralph Koch, B.Sc., P.Geo, are the Qualified Persons for this Resource estimate.

A sensitivity analysis was carried out to examine the impact upon the tonnage, average grade and contained ounces by increasing the cut-off grade up to 3.0 g/t Au for the Timmins West Mine; Timmins and Thunder Creek Deposits.  The results are graphically presented in Figure 0.1 and Figure 0.2 for the Timmins Deposit and Thunder Creek Deposit respectively. By increasing the cut-off grade, (see Figure 0.1 and Figure 0.2) the model demonstrates opportunity to optimize target grade by carving out the fringe, lower grade mineralization while maintaining grade and geological continuity and the loss of minimal total ounces. The application of grade control practices using a higher cut-off grade has been challenging due to the irregular geometry of the quartz stringer zones within the mineralized envelopes and the practical separation of higher grade mineralization at the face. Detailed mapping, chip channel sampling, and muck samples in addition to tighter definition drilling will be required to delineate the higher grade mineralized outlines and 3-D solids.

FIGURE 0.1:                            GRADE-TONNAGE GRAPH AS A FUNCTION OF CUT-OFF GRADE FOR THE TIMMINS DEPOSIT

FIGURE 0.2:                            GRADE-TONNAGE GRAPH AS A FUNCTION OF CUT-OFF GRADE FOR THE THUNDER CREEK DEPOSIT

Although limited additional metallurgical testing has been conducted on the Timmins Deposit and Thunder Creek mineralization since the previous respective technical reports, the best large scale testing was achieved through batch milling of the various sources over a period between September 2010 and June 2011, when capacity at the LSG Bell Creek mill was available. Rusk Shear Zone and Porphyry Zone bulk samples were largely extracted from the 300 ml and 730 mL elevations respectively during this period (see Table 0.2) and returned greater than 96.5 % recovery. The 650-610 m Level longhole stope comprising the UM1 and UM1a Zones was almost exclusively processed between September and December 2010 returning greater than 96% Au recovery. For most of 2011, and especially after June 2011 the mill production was increased to capacity and run of mine feed was blended from multiple sources; Timmins Mine, Bell Creek and Thunder Creek deposits achieving similar gold recoveries averaging in excess of 96%.

TABLE 0.2:                               BATCH MILLING RESULTS FOR THUNDER CREEK MINERALIZATION

Thunder Creek Batch Mill Processing Results

Year	Month	Tonnes	Grade (g/t Au)	Recovery	Head Ounces	Ounces Produced
2010	September	2824.94	5.21	96.87%	473.11	458.3

2011	March	24028.8	3.75	97.32%	2894.11	2816.62

2011	May	13213.3	3.75	97.03%	1593.53	1546.24

2011	June	5631.9	3.984	97.21%	721.43	701.31

TABLE 0.3:                               BATCH MILLING RESULTS FOR TIMMINS DEPOSIT MINERALIZATION

Timmins Deposit Batch Processing Results

Year	Month	Tonnes	Grade (g/t Au)	Recovery	Head Ounces	Ounces Produced
2010	September	8,475	4.69	96.52	1,279	1,234.5

2010	October	21,893	7.71	96.97	5,428	5,263.5

2010	November	53,833	7.53	96.83	13,035	12,622

2010	December	45,483	8.57	97.31	12,528	12,191

Based on the recent surface and underground diamond drilling programs incorporating 440 holes totaling 131,431 metres, the first Mineral Resource at Thunder Creek has identified a significant resource, of which approximately 65% of the contained ounces are located between an elevation roughly 100 m above and below the 730 mL elevation. The concentration of a Mineral Resource at 3,250 ounces per vertical metre for all resource categories containing approximately 650,000 ounces, supports an attractive bulk mining scenario. Two of the key zones in the Porphyry Zone style mineralization host approximately 75% of the total contained ounces and possess average horizontal widths of 14.7 metres and 24.4 metres respectively.

A budget of $8.375M will be required to complete the recommendations listed below for the Thunder Creek project. This estimated budget assumes an all inclusive underground operating definition drilling budget of $95/m and exploration drilling budget of $125/m; and an all inclusive cost of $150 per metre for surface diamond drilling for drill holes bored to a 1,000 metre depth:

1.               Detailed sectional drilling of the Rusk and Porphyry Zones from the 600 - 800m Level elevations on 15 metre centers comprising approximately 30,000 metres, ($2.85M).

2.               The upper level Rusk Shear Zone delineation testing the Rusk and emerging Porphyry Zones from the 370 - 500m Level elevations at 25 metre centers for a total of 10,000 m, ($0.95M).

3.               Definition drilling from scram drifts parallel to the sill development in the hangingwall will include 2500 m in total over the year, ($0.237M).

4.               Delineation drilling of the Rusk/Porphyry style mineralization between the 500-600m Level and the 750 - 850m Level at 15-30 metre centers from the 260m Level and 710m Level drill drifts comprising an additional 7500 metres, ($0.713M).

5.               Exploration drilling along strike off the ends of the 260m Level and the 710m Level drill platforms, with step-outs of approximately 100-200m to the northeast and southwest comprise approximately 5000 m, ($0.625M).

6.               Surface exploration diamond drilling along strike of the Rusk Shear (20,000m) over ground held by Lake Shore Gold Corp. ($3.0M).

A budget of $6.295M will be required to complete the recommendations listed below for the Timmins deposit. This estimated budget assumes an all inclusive underground operating definition drilling budget of $95/m and exploration drilling budget of $125/m; and an all inclusive cost of $250 per metre for surface diamond drilling for drill holes bored to a 2,000 metre depth:

1.               Detailed sectional drilling at 10-15 m centers of the UM complex between the 670-730 m Levels comprising 25,000 m ($2.37M).

2.               Exploration Drilling of the UM complex from the 730 m Level drill drift down to 810 m vertical at 15-25 metre centers for a total of 10,000 m, ($1.25M).

3.               Delineation drilling of the FW Zone and Vein Zones between the 380-580 m Levels from the 480 up ramp east comprising 10,000 m ($0.95M).

4.               Delineation drilling of the MZ between the 525-650 m Levels from the 525 m down ramp comprising approximately 5000 m, ($0.475).

In order to fully understand the impact that the revised resource model for the Timmins Deposit and the new resource model for the Thunder Creek deposit would have on the long term mining strategy for the Timmins Mine, a Preliminary Economic Assessment was conducted.  This assessment was conducted to identify the potential economic value of the mine as well as identify any potential bottlenecks or short comings in the capacity of the mine infrastructure.  All resource classifications were used in generating the PEA, including inferred material.  It must be noted that inferred resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the financial results of the PEA will be realized.

The high level steps followed in the creation of the PEA were as follows.  Basic mine design parameters were applied to the block models including the assignment of appropriate mining methods, and assignment of expected dilution and mineability factors.  Much of this work was based on the mining experiences and results obtained in 2011.  Development and access options were considered and mine development and production schedules were developed.  Capital and operating costs were assigned and financial analyses were performed.  All downstream processing costs for milling and refining, including capital requirements, were included in the PEA.

Some 8.6 M tonnes of resources grading 5.2 g/tonne (1.4 M ounces recovered) were included in the production stream for purposes of the PEA.  The key results of the PEA indicate a 3,000 tonne per day sustainable operation over a 10 year mine life with a NPV (5%) of $575 and an IRR of 105% using market consensus pricing.  Once at full production, the all-in operating cost runs just under $100/tonne and $600/recovered ounce.  Net cash flow for the operation becomes positive in 2013, running at approximately $100M annually.

The results of the PEA indicate a very robust operation at the Timmins Mine.  Further work is planned to evaluate the Measured and Indicated resources to determine the potential for conversion to reserves.

Bell Creek Complex

Reno Pressacco, M.Sc.(Applied), P.Geo., of Scott Wilson Roscoe Postle Associates Inc., prepared a technical report in accordance with NI 43-101 entitled “Technical Report On The Initial Mineral Resource Estimate For The Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated January 14, 2011 (the “Bell Creek Report”). Reno Pressacco is an independent qualified person under NI 43-101. The following extract is the Summary from the Bell Creek Report and readers should consult the Bell Creek Report to obtain further particulars regarding the Bell Creek Complex. The Bell Creek Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Lake Shore Gold Corp. (Lake Shore Gold), to prepare a Technical Report in support of an initial Mineral Resource estimate for the mineralization at the Bell Creek gold deposit located in Hoyle Township, near Timmins, Ontario.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Lake Shore Gold is a publicly traded company listed on the Toronto Stock Exchange and trading under the symbol LSG.  Since its founding in 2002, Lake Shore Gold has acquired the rights to the former producing Bell Creek Mine and certain neighbouring properties.  The purchase of the Bell Creek was finalized on December 18, 2007, and the purchase of the Schumacher III Estate (Schumacher) property was finalized on December 1, 2005.  The Schumacher property hosts a very small portion of the Bell Creek resource.  Surface infrastructure at Bell Creek includes a 2,000 tpd mill, a permitted tailings facility, hoist room, headframe, administrative building, warehouse, core logging facility, and assay laboratory.

Since acquiring the property, Lake Shore Gold has been conducting exploration programs at Bell Creek to test for the down-dip extension of the gold mineralization that had been previously exploited.  These exploration programs have been successful in tracing the down-dip extensions of both the North A Zone (the former producing horizon) and the North B Zone (a sub-parallel horizon to the North A Zone).

The Qualified Person for this report is Mr. Reno Pressacco, P. Geo., who at the time of preparation of the Mineral Resource estimate held the position of Senior Consulting Geologist with Scott Wilson RPA.  Mr. Pressacco visited the Bell Creek property on April 19 to 21, 2010, where he observed the nature of the mineralization in drill core; reviewed and discussed the methods of drilling, sampling, and analysis; reviewed the project’s database structure: and held discussions regarding the modelling approaches.

INTERPRETATIONS AND CONCLUSIONS

Lake Shore Gold has been conducting exploration programs at the Bell Creek mine to test for the down-dip extension of the gold mineralization that had been previously exploited.  These exploration programs have been successful in tracing the down-dip extensions of both the North A horizon (the former producing horizon) and the North B horizon (a sub-parallel zone to the North A horizon), and in locating a number of new mineralized horizons at depth that appear to sub-parallel these two zones.  To date, gold mineralization has been traced from surface to a depth of approximately 1,200 m and along a strike length of approximately 700 m.  The depth extensions of the mineralized systems have not been defined by drilling.  In addition, there is potential for additional mineralization along the eastern and western strike extensions at depth.

Additional gold mineralization is known to be present to the west of a north-south striking diabase dyke; however, the focus of exploration completed to date has been to the east of this dike.  Modelling of the North A horizon has been restricted to those areas below and to the east of the workings of the former producing Bell Creek Mine such that all of the North A mineral resources are located away from these areas.

Examination of contour plots of the gold distribution for each mineralized domain suggests that the gold mineralization generally follows an overall steep plunge to the south, with a steep rake to the east.

Clipping polygons were created in longitudinal view that outline those portions of the domain model that demonstrate continuity of gold mineralization above the estimated cut-off grade of 2.2 g/t Au for each of the six mineralized domains.  The resources were classified into the Measured, Indicated, or Inferred categories with the assistance of the information obtained from the preliminary variography studies.  The Mineral Resources are presented in Table 1-1.  There are no Mineral Reserves estimated for the Bell Creek property.

TABLE 1-1   MINERAL RESOURCE ESTIMATE - NOVEMBER 2010

Lake Shore Gold Corp. — Bell Creek Deposit

Category	Tonnes	Capped Grade (g/t Au)	Oz Au
Measured	410,000	4.51	59,300
Indicated	1,380,000	4.32	191,800
Measured & Indicated	1,790,000	4.36	251,200

Category	Tonnes	Capped Grade (g/t Au)	Oz Au

Inferred	8,427,000	4.40	1,192,900

Notes:

1.               CIM definitions were followed for classification of Mineral Resources.

2.               Mineral Resources are estimated at a cut-off grade of 2.2 g/t Au.

3.               Mineral Resources are estimated using an average long-term gold price of US$1,125 per ounce, and a US$/C$ exchange rate of 0.95.

4.               A minimum mining width of approximately two metres was used.

5.               Capped gold grades are used in estimating the Mineral Resource average grade.

6.               Sums may not add due to rounding.

7.               Mr. Reno Pressacco, M.Sc.(A), P.Geo., is the Qualified Person for this resource estimate.

A sensitivity analysis was carried out to examine the impact upon the tonnage and average grade of an increase in the cut-off grade up to 5.0 g/t Au.  To this end, a series of individual clipping polygons were created for each domain for a given cut-off grade and were used to prepare the various tonnage and grade reports.  The results are graphically presented in Figure 1-1.

FIGURE 1-1   GRADE-TONNAGE GRAPH AS A FUNCTION OF CUT-OFF GRADE

RECOMMENDATIONS

As a result of its spot check audit of the Bell Creek drill hole database, Scott Wilson RPA finds that the lithologic coding for a number of the drill holes completed by Canamax Resources Inc. (Canamax) in the database is not an accurate reflection of the descriptions in the drill log.  Scott Wilson RPA recommends that a program of review/editing of the lithology codes for the Canamax drill holes be carried out prior to building a lithology model.

As well, Scott Wilson RPA notes that zero values have been inserted in the digital database for unsampled intervals.  Scott Wilson RPA believes that this can result in a misleading understanding of the sampling coverage and could possibly affect assay statistics.  Scott Wilson RPA recommends that a program of review/editing of the assay entries for the Canamax drill holes be carried out.

Scott Wilson RPA recommends that continued studies, in conjunction with accurate reconciliation studies, be carried out in the future to refine the capping level estimates.

Scott Wilson RPA recommends that additional density readings be determined for all six of the mineralized domains in a systematic manner.

The initial mineralization domain models have been prepared using criteria that take into consideration such items as the intensity and style of alteration, the intensity and style of quartz veining, and the gold contents of the mineralized zones.  These criteria have been successful in outlining a number of mineralized domains in which the overall trend of the gold mineralization is as steeply south-plunging shoots.  Trend analysis suggests that other controls may be affecting the distribution of gold on a more local level.  Consequently, Scott Wilson RPA recommends building a lithologic model to improve the understanding of the structural controls at Bell Creek.  As well, a lithology model may assist future mine planning studies.

The gold grades contained in the initial block model were interpolated using an inverse distance squared algorithm.  Scott Wilson RPA recommends that the gold grades of any future block models also be estimated using the ordinary kriging as an additional cross check.

It can be seen that the limits of the gold mineralization remain open both along strike and down dip.  Additional drilling is clearly warranted to extend the limits of the mineralization.  As well, in-fill drilling is recommended in the Inferred areas.

Scott Wilson RPA also recommends that metallurgical testing be carried out on representative samples from each mineralized domain.  As well, geotechnical studies should be carried out to support future mine planning studies.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Bell Creek Mine is located in the Porcupine Mining District’s Hoyle Township, approximately 20 km, by road, northeast of Timmins, Ontario.  Access to the property is gained via Florence Street, a 6.7 km long all-weather asphalt and gravel road north of Ontario Provincial Highway 101.

All claims are either patented or leased mineral claims or patented veteran lots (Vet Lots) and remain valid in perpetuity so long as the annual taxes remain paid in full.  The Bell Creek Mine property comprises 12 patent claims and two patents covering a total area of approximately 320 ha.  The Schumacher property is a Boer War Vet Lot with an area of approximately 64 ha.  It is bounded to the west by Bell Creek and the east by the Vogel property.

LAND TENURE

Lake Shore Gold, on December 18, 2007, finalized an agreement with Goldcorp Canada Ltd. (Goldcorp) and Kinross Gold Corporation (Kinross) to acquire the Bell Creek Mine.  Consideration for the acquisition consists of C$7.5 M in cash and C$2.5 M worth of Lake Shore Gold shares at a price of $1.51 per share (1,655,629 shares) as well as 2 M warrants exercisable for a period of two years at C$2.41 per share

The agreement is subject to a 2% Net Smelter Return (NSR) royalty payable to the Porcupine Joint Venture (PJV) comprising Goldcorp and Kinross.  Kinross has subsequently assigned its rights under the agreement to Goldcorp Inc.  Underlying royalty agreements affect some of the Bell Creek claims including three agreements with net profit interests that can be purchased outright for relatively small amounts and a 5% NSR on the Enermark claims, which cover most of the resource.  Any payments to Enermark will be deducted from the Goldcorp 2% NSR.  The Schumacher property is not subject to the Goldcorp 2% NSR, however, it has a separate agreement that includes a 2% NSR.

Lake Shore Gold entered into an “Exploration Agreement” with Mattagami, Flying Post, Matachewan and Wahgoshig First Nations on March 10, 2009.  The Exploration Agreement is intended to promote a cooperative and mutually respectful relationship concerning Lake Shore Gold’s exploration drilling and future activities on its mining claims within the traditional territories of the First Nations listed above.

All required permits and closure plans are in place for the advanced exploration program.  The tailings treatment facilities are being managed by Lake Shore Gold’s staff with regularly scheduled inspections by Golder Associates.

SITE INFRASTRUCTURE

At the time of acquisition by Lake Shore Gold, the surface and underground infrastructure at the Bell Creek Mine included the following:

•                  A conventional mill which includes crushing and grinding circuits, a gravity concentration circuit and cyanide leaching and Carbon-In-Pulp (CIP) gold absorption process. The throughput capacity of the mill has recently been upgraded to approximately 2,000 tpd by Lake Shore Gold.

•                  A coarse ore bin.

•                  A permitted tailings facility comprising a newly constructed polishing pond and associated infrastructure.

•                  An administrative building and dry facility with office space, including a conference room, an infirmary, a main garage, a millwright shop, and an electrical shop.

•                  A standalone assay laboratory.

•                  A warehouse for reagents and lubricants.

•                  A core shack.

•                  Water treatment and supply facilities.

•                  A cyanide destruction plant.

•                  A hoist room, a headframe, and a 300 m deep shaft.

•                  A decline, ventilation raises, and a series of ramp-connected levels.

•                  A rolling fleet of trackless mine equipment.

The power supply of the site is provided by a 115 kV power line, from the city of Timmins.  Scott Wilson RPA believes that the property has sufficient surface rights to carry out mining operations, however, the capacity of the tailings storage facility may need to be increased to accommodate future production.

HISTORY

In 1980-1981, a joint venture between Rosario and Dupont Canada Exploration discovered gold mineralization in the North A and Northeast zones of the property.  The

Bell Creek West Zone was discovered in 1989.  Canamax was operator from 1986 to 1991.  Falconbridge Gold operated Bell Creek from 1991 to 1992, followed by Kinross until closure in 1994.  The mine was kept on care and maintenance until 2001 when it was allowed to flood.  Bell Creek produced at a rate of 381 tpd and is reported to have produced in excess of 576,000 short tons of ore at a grade of 0.197 oz/ton (6.13 g/t) Au using vertical sublevel retreat, longhole, and shrinkage mining methods.  The bulk of the production was derived from the North A Zone where mining occurred on multiple levels.

GEOLOGY

The Bell Creek deposit is located in the western part of the Archean aged Southern Abitibi Greenstone Belt, a supracrustal complex of moderately to highly deformed, usually greenschist facies, volcanic-dominated oceanic assemblages that are approximately 2.7 Ma in age.  Supracrustal rocks in the Timmins region are assigned as members of seven volcanic and two sedimentary assemblages within the Western Abitibi Subprovince of the Superior Province.  Intrusions were emplaced during the Archean and Proterozoic eons.

Keewatin Series greenstone volcanics are found in spatially discrete groupings and contain tholeiitic volcanic lineages as well as other volcanic assemblages that were tectonically combined with spatially discrete komatiite-rich assemblages, banded iron formations, and turbidite-bearing sedimentary basins.  Unconformably overlying the Keewatin Series are younger sub-aqueous to sub-aerial volcanic-sedimentary rocks of the Timiskaming Series.  These rocks occur along the margins of late regional tectonic deformation zones that are near strike-parallel shears and/or faults which commonly show high strain and tight, vertically verging folding. .

Batholiths and stocks found in the Southern Abitibi are approximately sequential from tonalite-monzonite-granodiorite through massive granodiorite, granite, feldspar ± quartz porphyry to syenite.

The Bell Creek deposit properties are underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rock units belonging to the Tisdale and Porcupine assemblages. The strike of the rock units varies across the properties.  In the Bell Creek Mine area, strike is generally west-northwest and west-east.  Lithologies strike west-east in the Schumacher and Vogel areas. The rock units generally dip steeply south, however, at depth the dip undulates to vertical and then expresses a steep dip to the north.  The metavolcanic portion of the stratigraphy represents the lower portion of the Tisdale Group with the ultramafic metavolcanic rocks belonging to the Hershey Lake Formation, or the lowermost unit.  The mafic metavolcanic variolitic and iron tholeiitic flow units are interpreted as being characteristic of the middle unit.  The Krist Formation, the upper unit, is absent from Hoyle Township.

Intruding the Archean rock units is a north-south trending swarm of diabase dykes which have been correlated with the Paleo-Proterozoic age Matachewan swarm.  This mafic intrusive unit contains up to 15% magnetite and weathers an orange-brown colour.

Overlying the Archean bedrock is the Quaternary geology unit of the Barlow-Ojibway Formation.  This is a sequence of glacio-lacustine deep water varved silts and clays overlain by gravel and clay till of the Matheson till sheet.  Recent organic deposits, of black mud and peat overlie the Quaternary geology.

The Bell Creek deposit is situated north of the North Tisdale Anticline, within an Archean-aged metavolcanic and metasedimentary rock synclinal fold/fault sequence, and positioned between two D2 reverse faults.  The thrusting has been interpreted as the formation of the North Tisdale Anticline D2 and F2 events.  The strike is parallel to the surface traces of the thrust plane and anticlinal axis.  Stratigraphic tops point to the south and, near surface, the rock units dip steeply south.  At depth, the dip undulates to vertical and changes to steep north dipping.  There is an F4 northeast-southwest synclinal axis at Hoyle Pond Mine.  The overprint and significance of this fold event is not known at Bell Creek.

DEPOSIT TYPES

Bell Creek is an Archean-aged mesothermal gold deposit.  Mesothermal gold deposits comprise high Fe or high ratio Fe/(Fe + Mg) greenstone type rocks that induce sulphidization reactions and gold precipitation and are thought to have formed during the final orogenic phases of Archean tectonism.  Most mesothermal gold systems are interpreted to have developed along active and permeable low displacement faults and shear zones adjacent to large crustal scale deformation zones.  Clusters of large deposits commonly occur in greenschist-facies and, to a lesser extent, amphibolite-facies, country rocks.

MINERALIZATION

In the Porcupine Camp, gold mineralized structures most commonly form in relatively competent volcanics intruded by felsic porphyry stocks and dikes prior to the deposition of the Timiskaming assemblages.  Timiskaming conglomerates suggest a prolonged gold deposition event from the creation of the steep south dipping DPFZ up to the latest episode of crustal stabilization.

Fracture intensity and alteration increase toward mineralized zones.  Alteration consists of bulk and fracture-controlled sericite, Fe-dolomite to ankerite, quartz and dark green to black chlorite.  Microfractures contain late chlorite and carbonate veinlets. Distal carbonatization, resulting in grey carbonate zones, is quite common.

The gold mineralization in the Hoyle Antiform occurs along selvages of quartz veins and wall rocks, in stylolitic fractures in quartz veins, in fine grained pyrite, and in association with amorphous carbon.  High grade gold mineralization occurs within quartz veins contained in alteration zones.  The alteration zones are characterized by carbonate, graphitic and amorphous carbon, fine grained pyrite, sericite, and/or paragonite and are enriched in Au, As, Bi, and W.  This style of alteration is referred to by mine geologists as “grey zones” and is an exploration target in Hoyle Township.

The Bell Creek West Zone mineralization consists of 2% to 10% pyrite, with accessory arsenopyrite, pyrrhotite, chalcopyrite, and minor quartz veins and veinlets. Approximately 90% of the gold is associated with the disseminated sulphides that occur in association with altered quartz-carbonate-sericite-sulphide zones ranging from 0.5 m to 7 m in width.  Lenses, which are approximately 100 m in length and 200 m in vertical extent, strike west-east and plunge steeply to the east.  Multiple mineralized zones are identified along a one kilometre strike length of the mafic/ultramafic metavolcanic contact.  Active carbon occurs in some of the mineralized pods in the form of sheared graphitic interflow sediments and has a deleterious effect on gold recovery; consequently mining was not planned where this was encountered.

The North Zone at Bell Creek consists of two sub-parallel, west-northwest striking, 70° south dipping mineralized vein systems, the A (south or upper) and the B (north or lower) zones or horizons.

The North A Zone outcrops approximately 200 m north of the Bell Creek headframe and consists of a marker quartz vein that varies from 0.1 m to two metres in width with an associated alteration halo.  Approximately 0.5 m in average width, the vein parallels the regional schistosity and cross-cuts lithology.  Bright green hydromuscovite occurs as fractures and slip coatings in the vein, with visible gold occurring with the mica.  Brown tourmaline (dravite) is ubiquitous.  The North A Zone averages 6 g/t Au to 10 g/t Au over two metre to 10 m widths.  Adjacent to the quartz marker vein is a grey to buff coloured altered zone which contains 5% to 15% pyrite and pyrrhotite, with accessory chalcopyrite and arsenopyrite.  Up to 30% of the gold in the North A Zone occurs within the alteration halo, in discrete sulphide zones and in vein-brecciated wall rock zones that extend up to five metres from the margin of the core vein.

At the time of active production at Bell Creek, the North B Horizon was considered uneconomic to mine due to the low gold grades relative to the metal price of the day and because portions of the wall rocks were thought to contain active carbon, which was determined to be detrimental to gold recovery.

SCHUMACHER PROPERTY

The Schumacher property is underlain by the same stratigraphy as the Bell Creek Mine.  Portions of the metavolcanic rock units were explored for the eastward extensions of the Bell Creek West, and North A Zone mineralized zones.

EXPLORATION

Lake Shore Gold has been actively exploring in the Bell Creek area since 2005.  Lake Shore Gold’s diamond drill programs were designed to test the mine stratigraphy at depth and the existence of flat veins, as well as to provide geotechnical information and information on the overburden depths.  Bell Creek Mine diamond drilling programs have tested the West Zone, North A Zone below, and surrounding areas of the underground workings: as well as the West Veins system, the East Veins system, and the newly discovered Portal vein array.

After the acquisition of the Schumacher property, drilling continued to test the flat veins located in the eastern portion of the property, as well as the volcanic stratigraphy.

DRILLING

HISTORIC DRILLING

A summary of historic drill programs at Bell Creek completed prior to Lake Shore Gold’s involvement is shown in Table 1-2.

TABLE 1-2   SUMMARY OF HISTORIC DRILLING AT BELL CREEK

Lake Shore Gold — Bell Creek Deposit

Company	Year	Location	No. of Holes	Metres
Rosario	1978-1981	surface	65	9,842
Amax	1982	surface	34	5,520
Canamax	1988-1991	underground	227	13,022
Falconbridge Gold	1992-1994	underground	64	6,155
PFV	1995	surface	7	1,807
PJV	2005	surface	36	11,469
Totals			433	47,815

LAKE SHORE GOLD DRILLING

All work performed by Lake Shore Gold at Bell Creek is referenced to the Bell Creek mine grid, which has been extended eastward through the Schumacher and Vogel properties.

Work completed by the data cut-off date of October 26, 2010 is summarized in Table 1-3.

TABLE 1-3   EXPLORATION DRILLING - 2005 TO 2010

Lake Shore Gold — Bell Creek Deposit

Location	Number of Drill Holes	Metres	Samples Taken
Bell Creek	161	80,439	22,239
Bell Creek (underground)(1)	59	7,020	1,834
Schumacher	22	7,196	1,763
Totals	202	91,904	25,147

Notes

(1)          includes 6 grout holes for fresh air raise.

HISTORIC QUALITY ASSURANCE/QUALITY CONTROL

It is not known whether Certified Reference Material (CRM) or blank samples were used by Rosario.  Scott Wilson RPA notes that only one diamond drill hole from this period falls within the resource volume.

Duplicate and CRM samples were processed with drill core samples forwarded by Amax, Canamax, and PFV as part of Swastika Laboratories Ltd.’s in-house quality assurance and quality control (QA/QC) program.  Results of duplicate analyses were returned and are recorded on drill logs.  No check analyses were completed by an independent assay laboratory.

No check analyses were completed on underground diamond drill core assayed at the Bell Creek assay laboratory.

Sampling and assaying carried out for the PJV followed the standard PJV QA/QC program which included the insertion of one CRM, one blank, and a duplicate for each 20 samples assayed.  The operator of the PJV reported that the QA/QC program did not identify any major issues.

LAKE SHORE GOLD QA/QC

One blank sample and one CRM standard are inserted in the sample stream for every 20 to 25 samples submitted for analysis.  Drill core from a barren diabase dike is used for blanks.

Scott Wilson RPA has reviewed the control charts for the QA/QC program carried out by Lake Shore Gold and has found that the results are acceptable for use in preparation of Mineral Resource estimates.

DATA VERIFICATION

A small program of check assaying was carried out by Scott Wilson RPA wherein a total of 15 samples from drill hole BC-09-69A were selected. The quarter-sawed core samples were sent to the Acme Analytical Laboratories Ltd. (Acme) facility located in Vancouver, British Columbia, where gold was determined using Acme’s G601 method code for fire assays.  While such a small number of check samples cannot be considered as adequate to confirm the accuracy of all of the assays contained within the Bell Creek drill hole database, Scott Wilson RPA is satisfied that it has independently confirmed the presence of gold in approximately similar quantities as have been reported by Lake Shore Gold in the selected samples from the Bell Creek deposit.

Scott Wilson RPA completed its data verification activities by conducting a program of spot checking of the drill hole database.  For this program, approximately 10% of the drill holes that intersected the mineralized domain models at Bell Creek were selected for validation on a semi-random basis.  At Scott Wilson RPA’s request, because of the discovery of a typographic error in drill hole 4-9, Lake Shore Gold carried out a program of assay validation for all samples in the drill hole database with gold values greater than 6 g/t Au.  A total of 105 assay values greater than 6 g/t Au contained within assays carried out by previous owners were validated.  Of these, the original assay certificate for only one sample could not be located.

As a result of the data validation efforts, Scott Wilson RPA believes that the drill hole data representing the mineralization intersected by drilling at the Bell Creek deposit is appropriate for use in the preparation of Mineral Resource estimates.

MINERAL RESOURCE ESTIMATE

Scott Wilson RPA carried out an audit of the resource block model prepared by Lake Shore Gold of the gold mineralization found at the Bell Creek Mine, and subsequently prepared a Mineral Resource estimate for the North A, North A2, North B, North B2, North A3, and North A Extension domains using the supplied block model.

The Scott Wilson RPA Mineral Resource estimates at a cut-off grade of 2.2 g/t Au are presented in Table 1-1.  Based on the density of drilling, observed continuity of the gold mineralization, and variography results, Scott Wilson RPA has classified the Mineral Resources into the Measured, Indicated, and Inferred categories.

There are no Mineral Reserves present on the Bell Creek property as of the date of this Technical Report.

DESCRIPTION OF THE DATABASE

The cut-off date for the drill hole database was October 26, 2010.  The database contains 726 drill holes.  This drill hole information was modified slightly so as to be compatible with the format requirements of the Gemcom-Surpac v.6.1.4 mine planning software.

GEOLOGICAL DOMAIN INTERPRETATIONS

Lake Shore Gold constructed a series of domain models of the various mineralized horizons that is consistent with the current geological understanding at Bell Creek.  In all, six domains were created, five of which occur as a series of sub-parallel, east-west striking, steeply south-dipping sheets (the North A, North A2, North A3, North B and North B2 domains).  One domain (the North A Extension) is interpreted as a minor split or bifurcation of the North A domain, and is located immediately below the western limit of the lowermost level of the Bell Creek Mine.

GRADE CAPPING

All samples contained within the six three-dimensional domain solids were coded in the database and extracted for analysis.  Normal histograms were generated from this extraction file and the descriptive statistics of the sample data sets were checked.  The grade caps were selected by examining the histogram for the grade at which outlier assays began to occur.

Lake Shore Gold applied a constant capping value of 34 g/t Au to the assays for all six domains.  The data suggest, however, that a future refinement could include the application of separate capping values to each domain.  Scott Wilson RPA conducted a capping sensitivity analysis for each of the domains separately and found that five of the six domains were relatively insensitive to capping level changes.  These five domains comprise most of the Mineral Resources estimated at Bell Creek.

COMPOSITING METHODS

All samples contained within the six domain models were composited using the fixed-length method.  Scott Wilson RPA believes that this method is appropriate for this style of mineralization.

BULK DENSITY

Scott Wilson RPA has carried out a small program of bulk density measurements on samples of the Bell Creek mineralized material taken from the remaining historical drill core.  A total of 15 samples of drill core were shipped to the Acme facility in Vancouver, British Columbia.  The bulk densities of the samples were determined using Acme’s G8SG method based on water displacement.

An average bulk density of 2.82 tonnes/m3 is suggested from this small data set.  Scott Wilson RPA recommends that additional density readings be determined for all six of the mineralized domains in a systematic manner.

TREND ANALYSIS

Scott Wilson RPA conducted a short study of the overall trends that may be present within each of the six mineralized domains to help guide the variography studies.  Average gold grades, across the width of the mineralized vein for each drill hole that pierced each of the six domain models, were hand-contoured on a longitudinal projection.

Examination of the contour plots suggests that the gold mineralization for the North A, North A2, North B, and North B2 domains generally follows an overall steep plunge to the south, with a slight rake of perhaps 10º to 20º from vertical to the east.  Within these larger steeply plunging, steeply east-raking zones, sub-zones of higher grades are suggested in areas with higher drill hole density.  The limited information that is available at this time suggests that these sub-zones plunge moderately to shallowly to the west, and may represent the intersection lineations of two mineralizing structures, dilational flexures, or the influence of a yet unrecognized structural control on the gold distribution.

VARIOGRAPHY

The North A and North B domain down plunge variograms have reasonably good model fits that identified maximum ranges of approximately 30 m to 40 m.  Efforts to identify the continuity and anisotropies for the other domains were not successful due to the limited number of data pairs.

BLOCK MODEL CONSTRUCTION

An upright, non-rotated, partial percentage block model with the long axis of the blocks oriented along azimuth 090º and dipping vertically was constructed using the GEMS v.6.2.3 software.  The selected block sizes were 2 m x 3 m x 3 m (width, length, height).  A number of attributes were also created to store such information as metal grades, distances to and the number of informing samples, domain codes, resource classification codes, and claim owners.

Gold grades were interpolated into the individual blocks for the mineralized domains using the inverse distance squared interpolation method.  A single-pass approach was used with a search ellipse of 80 m radius.

“Hard” domain boundaries were used to prevent composites from influencing blocks situated in nearby domains.  Only the capped, composited grades of the drill hole intersections were used to estimate block gold grades.

CUT-OFF GRADE

Scott Wilson RPA estimated an underground cut-off grade of 2.2 g/t Au based on a US$1,125/oz gold price, an exchange rate of $0.95 (USD:CAD), a $76 per tonne operating cost, and the historical Bell Creek mill recovery of 93%.

BLOCK MODEL VALIDATION

Validation efforts for the Mineral Resource estimate at the Bell Creek deposit included visual, statistical and volumetric checks.  Scott Wilson RPA found good visual spatial and statistical correlation between the average block and composite gold grades for each domain. In addition, the reported block model volumes for each domain are essentially the same as the domain solid volumes.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized capital of Lake Shore Gold consists of an unlimited number of common shares of which 410,243,260 are issued and outstanding as of the date of this AIF.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation.  The common shares have no pre-emptive, redemption, purchase or conversion rights.  There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Corporation.  The Canada Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the high and low market prices and the volume traded of the common shares on the Toronto Stock Exchange for the most recently completed financial year and the period up to the date of this AIF:

	HIGH $	LOW $	VOLUME
January 2011	4.20	3.57	40,625,524
February 2011	4.41	3.71	32,142,360
March 2011	4.42	3.87	35,023,717
April 2011	4.32	3.97	24,312,995
May 2011	4.07	3.32	23,533,438
June 2011	3.70	2.74	23,756,106
July 2011	3.49	1.98	96,298,189
August 2011	2.56	1.91	70,199,633
September 2011	2.39	1.28	63,954,424
October 2011	1.71	1.27	58,986,942
November 2011	1.89	1.29	105,788,235
December 2011	1.47	1.10	58,361,826
January 2012	1.64	1.26	55,761,873
February 2012	1.73	1.33	60,884,596
March 2012 (up to March 26)	1.61	1.17	50,951,713

Prior Sales

During the year ended December 31, 2011, the Corporation issued 1,234,667 common shares upon the exercise of outstanding employee stock options at prices ranging from $0.55 to $3.74 for aggregate gross proceeds of approximately $1,509,155.  The following tables summarize the common shares or securities convertible into common shares of the Company that have been issued by the Company during the 12 months prior to the date of this Prospectus (other than upon the exercise of outstanding options).

Common shares issued:

Date	Price per common share ($)	Number of common shares issued
January 10, 2011	$3.52	426,136	(1)
February 28, 2011	$4.02	2,985,074	(2)
March 21, 2011	$5.46	944,281	(3)
March 23, 2011	$4.07	395,000	(4)
August 18, 2011	$4.03	14,877,263	(5)
October 07, 2011	$1.45	300,000	(6)

Notes:

(1)         Common shares issued as consideration for the repurchase of a royalty interest.

(2)         Common shares issued as consideration for the repurchase of a royalty interest.

(3)         Common shares issued pursuant to agreement with First Nations.

(4)         Common shares issued on a flow-through basis under the Income Tax Act (Canada).

(5)         Common shares issued as consideration for the acquisition of mining interests.

(6)         Common shares issued as consideration for the acquisition of mining interests.

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Corporation and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name, Occupation and Security Holding

ALAN C. MOON Alberta, Canada

Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director, Chair of the Board (Independent)
Director since:	2005
Committees:	Audit Committee Corporate Governance & Nominating Committee
Securities held:	188,700 common shares 29,240 Deferred Share Units 263,000 options to acquire common shares
Principal Occupation:	President of Crescent Enterprises Inc. (a private consulting firm); Corporate Director
Sits on other boards:	• Northern Superior Resources Inc.
• TransAtlantic Petroleum Ltd.
• AvenEx Energy Corp.

DANIEL G. INNES British Columbia, Canada

Daniel G. Innes holds an MSc in geology and has over 38 years’ experience in the mining industry. Mr. Innes was also a founding principal, director, and VP Exploration of Southwestern Resources Corp. and founder and director and past Pres/CEO of Aurora Platinum Corp. and Lake Shore Gold Corp. He is a founding principal and director of Pembrook Mining Corp., LaSalle Exploration Corp., and Radon Environmental Management Corp. He has worked in a variety of metal environments in many parts of the world, mainly Brazil, Peru, Chile, Argentina, Mexico, USA, Canada, China, and Australia.

Position with Corporation:	Director (Independent)
Director since:	2003
Committees:	Health, Safety, Environment and Community Committee (Chair) Compensation Committee
Securities held:	772,400 common shares 29,240 Deferred Share Units 263,000 options to acquire common shares
Principal Occupation:	President of D.G. Innes & Associates Ltd. (a private consulting firm)
Sits on other boards:	• Zincore Metals Inc.
• LaSalle Exploration Corp.
• Radon Environmental Management Corp.

ARNOLD KLASSEN British Columbia, Canada

Arnold Klassen is a Chartered Accountant and Certified Public Accountant and has over 30 years’ of experience in accounting, audit and tax, with over 25 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. He held a similar position with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)
Director since:	2008
Committees:	Audit Committee (Chair) Corporate Governance & Nominating Committee
Securities held:	19,800 common shares 29,240 Deferred Share Units 263,000 options to acquire common shares
Principal Occupation:	President of AKMJK Consulting Ltd. (a private consulting firm)
Sits on other boards:	• Northern Superior Resources Inc.
• Zincore Metals Inc.

PETER CROSSGROVE Ontario, Canada

Mr. Crossgrove is a member of the Order of Ontario and the Order of Canada and a recipient of the Queen’s Jubilee Medal. Mr. Crossgrove has a B.Comm from Concordia University, an M.B.A from the University of Western Ontario, and was a Sloan Fellow in The Doctoral Program at Harvard University. Mr. Crossgrove was the former Chairman and a founder of Masonite International. Prior to 1993 he was Vice Chairman and acting CEO of Placer Dome Inc. Mr. Crossgrove is currently Executive Chairman of Excellon Resources, a company that produces silver, lead and zinc in Mexico. His charitable service includes sitting as past chairman of the Toronto Western Hospital, The Toronto Hospital, The Princess Margaret Hospital, The Canadian Association of Provincial Cancer Agencies, the Founding Chair and Chair Emeritus of Cancer Care Ontario, and he served as treasurer for Care International based in Brussels. For the past six years he has represented the Province of Ontario on the board of the Canadian Partnership Against Cancer.

Position with Corporation:	Director (Independent)
Director since:	2009
Committees:	Corporate Governance & Nominating Committee (Chair) Compensation Committee
Securities held:	195,353 common shares 29,240 Deferred Share Units 240,500 options to acquire common shares
Principal Occupation:	Corporate director
Sits on other boards:	•	Barrick Gold Corporation
	•	Excellon Resources Inc.
	•	QLT Inc.
	•	Dundee REIT
	•	Pelangio Exploration Inc.

JONATHAN GILL Ontario, Canada

Mr. Gill is a Professional Engineer who brings more than 45 years of mining experience to the board of Lake Shore Gold, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)
Director since:	2008
Committees:	Compensation Committee (Chair) Health, Safety, Environment & Community Committee
Securities held:	47,138 common shares 29,240 Deferred Share Units 173,000 options to acquire common shares
Principal Occupation:	Independent Consultant
Sits on other boards:	n/a

FRANK HALLAM British Columbia, Canada Age: 52

Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd. He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd. Mr. Hallam was a co-founder of MAG Silver Corp. and served as CFO of MAG from 2003 to 2010 and since 2010 serves as a director. From 1994 until 2002 he was a director and CFO of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation. He was a co-founder of West Timmins Mining Inc. and served as CFO from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009. Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand, specialized in their Mining Practice. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Position with Corporation:	Director (Independent)
Director since:	2009
Committees:	Audit Committee Health, Safety, Environment & Community Committee
Securities held:	527,927 common shares 29,240 Deferred Share Units 313,500 options to acquire common shares
Principal Occupation:	Chief Financial Officer of Platinum Group Metals Ltd. (a publicly-traded mineral resource company)
Sits on other boards:	• Platinum Group Metals Ltd.
• MAG Silver Corp.
• West Kirkland Mining Inc.
• Nextraction Energy Corp.

ANTHONY P. MAKUCH Ontario, Canada

President and CEO of the Corporation since March 2008; Senior Vice President and Chief Operating Officer for FNX Mining Corporation Inc. from January 2006 to March 2008.

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Position with Corporation:	President & Chief Executive Officer, Director
Director since:	2007
Committees:	n/a
Securities held:	100,000 common shares 290,000 Performance Share Units 4,252,300 options to acquire common shares
Principal Occupation:	President & Chief Executive Officer of the Corporation
Sits on other boards:	• Pembrook Mining Corp.

MARIO STIFANO Ontario, Canada

Vice President and Chief Financial Officer of the Corporation since 2008; Vice-President and Chief Financial Officer of Ivernia Inc. from 2005 to 2008; Vice-President of Finance for Investment Administration Sciences, Inc. from 2003 to 2005; Prior to 2003 held a number of senior finance roles at Noranda Inc.

Mr. Stifano is a chartered accountant with more than 15 years of corporate finance experience, including extensive work in the mining sector. As Vice-President and CFO of Ivernia Inc., an international base metals company based in Toronto, he completed numerous debt and equity financings, and oversaw the implementation of the financial controls, processes and corporate financing strategies required to bring the Magellan lead mine in Western Australia from the development stage into production.

Position with Corporation:	Vice President and Chief Financial Officer
Director since:	n/a
Committees:	n/a
Securities held:	6,000 common shares 80,000 Performance Share Units 1,110,000 options to acquire common shares
Principal Occupation:	Vice President and Chief Financial Officer of the Corporation
Sits on other boards:	• RT Minerals Corp.
• Mega Precious Metals Inc.

DAN GAGNON Ontario, Canada

Senior Vice President of Operations for the Corporation since 2012; Vice President of Operations; Various roles with Vale from 2008 to 2011, most recently as Mine Manager from 2009 to 2011; Mine General Manager with Goldcorp from 2006 to 2008.

Dan Gagnon joined Lake Shore Gold in June 2011. He is a Professional Geoscientist with approximately 25 years experience. Mr. Gagnon joined Lake Shore Gold from Vale Sudbury, where he held a number of positions, most recently Mine Manager for the Copper Cliff Mine. While at Vale Sudbury, Mr. Gagnon’s responsibilities included merging two operations into one and developing strategic and tactical plans to merge the maintenance function of five mining operations and a mill. Prior to joining Vale Sudbury, he was a Mine General Manager at Goldcorp Inc.’s Red Lake Gold Mines where he successfully integrated two operations and the Company’s contractor workforce. Mr. Gagnon also worked for Placer Dome as General Manager of the Timmins and Musselwhite operations.

Position with Corporation:	Senior Vice President, Operations
Director since:	n/a
Committees:	n/a
Securities held:	no common shares 55,000 Performance Share Units 576,000 options to acquire common shares
Principal Occupation:	Senior Vice President of Operations of the Corporation
Sits on other boards:	n/a

ERIC KALLIO Ontario, Canada

Vice President of Exploration for the Corporation since 2008; Geological Consultant from 2004 to 2008 for various companies including Detour Gold Corp, Centerra Gold Corp, Pelangio Mines, Goldeye Exploration, Ursa Major Minerals, Patricia Mining Corp, Silvermet Resources, Strike Minerals, Baffinland Iron Mines, Verena Minerals Corp. He has also held positions with Kinross Gold Corp as Exploration Manger for Eastern Canada and with Placer Dome as Chief Geologist for the Dome Mine.

Eric Kallio is a Professional Geologist with close to thirty years of experience working on exploration and underground and open pit mine planning, scoping and feasibility studies in Canada and abroad.

Position with Corporation:	Vice President, Exploration
Director since:	n/a
Committees:	n/a
Securities held:	no common shares 66,000 Performance Share Units 936,000 options to acquire common shares
Principal Occupation:	Vice President of Exploration of the Corporation
Sits on other boards:	• RT Minerals Corp.

MERUSHE VERLI Ontario, Canada

Vice President, Finance since 2008. Corporate Controller of the Corporation since 2007; from 1997 to 2007 held various positions with KPMG LLP, the last of which was Senior Manager.

Ms. Verli is a Chartered Accountant with more than a decade of experience in public practice with KPMG. In addition to her accounting experience, Ms. Verli also holds a Bachelors of Economy, a Bachelors of Geology and a PhD in Economic Sciences.

Position with Corporation:	Vice President, Finance and Corporate Controller
Director since:	n/a
Committees:	n/a
Securities held:	no common shares 23,000 Performance Share Units 280,700 options to acquire common shares
Principal Occupation:	Vice President, Finance and Corporate Controller of the Corporation
Sits on other boards:	n/a

MARK UTTING Ontario, Canada

Vice President, Investor Relations since 2008; Director, Investor Relations of Extendicare REIT from September 2007 to March 2008; Director, Investor Relations of Sherritt International Corp. from June 2007 to September 2007; Director, Investor Relations of Dynatec Corporation from February 2003 to June 2007.

Mark Utting is a Chartered Financial Analyst with 20 years of investor relations and corporate communications experience, mainly in the mining and financial services industries.

Position with Corporation:	Vice President, Investor Relations
Director since:	n/a
Committees:	n/a
Securities held:	no common shares 25,000 Performance Share Units 504,000 options to acquire common shares
Principal Occupation:	Vice President of Investor Relations of the Corporation
Sits on other boards:	n/a

ALASDAIR FEDERICO Ontario, Canada

General Counsel and Corporate Secretary of the Corporation since 2008; Associate, McCarthy Tétrault LLP from 2002-2008.

Mr. Federico is a business lawyer with experience advising on all aspects of corporate and securities law, commercial matters, governance and compliance. Mr. Federico holds a Bachelor of Commerce from the Rotman School of Management at the University of Toronto and a Bachelor of Laws from the University of Western Ontario.

Position with Corporation:	General Counsel and Corporate Secretary
Director since:	n/a
Committees:	n/a
Securities held:	no common shares 25,000 Performance Share Units 534,000 options to acquire common shares
Principal Occupation:	General Counsel and Corporate Secretary of the Corporation
Sits on other boards:	n/a

CHRISTINA OUELLETTE Ontario, Canada

Vice President of Human Resources for the Corporation since November 2009; Director of Human Resources for the Corporation since October 2008; Manager of Human Resources for FNX Mining Co. from 2006 to 2008; Manager of Human Resources for the Sudbury Operations of the Dynatec/FNX Joint Venture from 2004 to 2005; Manager of Human Resources for Domtar, Ontario Forestry Division, from 1998 to 2004.

Ms. Ouellette is a Certified Human Resource Professional with over twenty years of senior management experience. Ms. Ouellette has a strong background and considerable experience in labour relations, employee relations, recruitment, talent and succession planning, compensation planning, and providing strategic HR direction and guidance in support of business objectives.

Position with Corporation:	Vice President, Human Resources
Director since:	n/a
Committees:	n/a
Securities held:	6,880 common shares 27,000 Performance Share Units 370,000 options to acquire common shares
Principal Occupation:	Vice President of Human Resources of the Corporation
Sits on other boards:	n/a

WILL ANSLEY Ontario, Canada

Vice President of Corporate Planning & Strategy for the Corporation since November 2010; Director of Corporate Planning & Strategy for the Corporation from October 2008 to November 2010; Director of Business Development for FNX Mining Corporation Inc. from April 2006 to October 2008.

Mr. Ansley is a Chartered Accountant with experience analyzing and evaluating projects in the mining industry, gained through previous roles in the mining and investment industries.

Position with Corporation:	Vice President, Corporate Planning & Strategy
Director since:	n/a
Committees:	n/a
Securities held:	no common shares 22,000 Performance Share Units 185,000 options to acquire common shares
Principal Occupation:	Vice President of Corporate Planning & Strategy of the Corporation
Sits on other boards:	n/a

BRIAN BUSS Ontario, Canada

Vice President of Project Development for the Corporation since November 2011; Director of Project Development for the Corporation from May 2011 to November 2011; Various roles with Vale/Inco from 1989 to 2011, most recently as General Manager, Mining Projects.

Brian Buss joined Lake Shore Gold in May 2011. He is a Professional Engineer and Project Management Professional with over 25 years of experience. Most recently, he was General Manager, Mining Projects with Vale Canada where he was responsible for the delivery of all underground studies and projects in the Company’s North Atlantic Region. He joined Inco in 1989 where he held a number of positions, including Mine Engineering Supervisor, Chief Mine Engineer, and Superintendent of Projects. His career began with Johannesburg Consolidated Investment Company at their Randfontein Estates Gold Mine in Johannesburg, holding key roles in mine engineering and underground supervision.

Position with Corporation:	Vice President, Project Development
Director since:	n/a
Committees:	n/a
Securities held:	4,900 common shares 24,000 Performance Share Units 366,000 options to acquire common shares
Principal Occupation:	Vice President, Project Development for the Corporation
Sits on other boards:	n/a

In total the directors and officers of Lake Shore Gold own, directly or indirectly, 1,869,098 common shares of the Corporation which is equal to approximately 0.5% of the issued and outstanding share capital as at March 26, 2012.

None of the Directors or Officers of the Corporation has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years, and none has been a director or officer of a company that has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years.

Conflicts of Interest

See “Interest of Management and Others in Material Transactions” and “Risk Factors - Conflicts”.

AUDIT COMMITTEE

Charter

The Charter of the Audit Committee is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Audit Committee consists of three independent directors:  Arnold Klassen (Chair), Alan Moon and Frank Hallam, all of whom are financially literate.

Relevant Education and Experience of Audit Committee

Arnold Klassen (Chair of the Audit Committee) is a Chartered Accountant with more than 30 years of accounting and finance experience, of which over 25 years has been in the mining industry.  He was employed by Dynatec for 20 years, and from 1994 to 2007, prior to his retirement, he held the position of VP, Finance.  From 1977 to 1984 Mr. Klassen was employed by KPMG where he earned his CA designation in 1979.  He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Mr. Hallam has extensive operating and corporate finance experience at the senior management level, having served as CFO with several publicly listed resource companies since 1994.  He was previously an auditor with Coopers and Lybrand, in their Mining Practice.  He is a chartered accountant and has a degree in business administration.  He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Alan C. Moon is a former senior executive with significant business experience, both internationally and domestically, with resource-based companies. Mr. Moon is a professional engineer with an MBA, and serves on the board of directors of a number of other public and private companies. He has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Board of Directors has adopted all recommendations of the Audit Committee regarding nomination or compensation of the external auditors.

Pre-Approval Policies and Procedures

The Audit Committee has established a policy of pre-approving all non-audit services to be performed for the Corporation by its external auditors, subject to a review of the compatibility of the non-audit engagement with the external auditors’ independence.  The Committee may not engage the external auditors to perform those specific non-audit services proscribed by law or regulation.  The Committee may delegate authority to one or more members with respect to the authority to grant pre-approvals of permitted non-audit services, to the extent permitted by applicable law.

Service Fees Paid to External Auditors

	2011	2010
a) Audit Fees	$764,278	$445,500
b) Audit Related Fees	—	78,500
c) Tax Fees	17,900	6,572
d) All Other Fees	—	—
	$782,178	$530,572

Audit Fees include work in relation to the audit of the financial statements of the company under US GAAP associated with the listing of the Corporation’s common shares on the NYSE Amex, audit of Mexican properties valuation and matters relating to the Corporation’s conversion to financial reporting under IFRS.

Tax fees incurred in 2011 were related to the option agreement for the Corporation’s Mexican properties and for the DSU and PSU plans.

No other fees were incurred during the period.

LEGAL PROCEEDINGS

The Corporation is not aware of any material legal proceedings, actual or contemplated, to which the Corporation is a party or of which any of its property is the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The interest of management of the Corporation and others in material transactions and transactions involving remuneration for services, if any, is disclosed under the heading “Related Party Transactions” in the Corporation’s Management’s Discussion and Analysis, December 31, 2011.  See “Additional Information”.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares in Canada is Computershare Investor Services Inc. at its principal offices in Toronto.

MATERIAL CONTRACTS

Lake Shore Gold entered into an agreement (the “Credit Agreement”) as of February 24, 2011, with UniCredit Bank AG (“UniCredit” or the “Bank”) with respect to a US$50 million, three-year corporate revolving credit facility (the “Facility”).  The cost of the Facility, including structuring fees, is expected to average between 5.0% and 6.0% on drawn amounts over the term of the facility based on current interest rates.  The Facility limits, among other things, the Corporation’s ability to permit the creation of certain liens, make investments, dispose of the Corporation’s material assets or, in certain circumstances, pay dividends. In addition, the Facility limits the Corporation’s ability to incur additional indebtedness and requires the Corporation to maintain specified financial ratios and meet financial condition covenants. The Credit Agreement was filed on SEDAR on March 4, 2011. See also “Risk Factors - Limitations under Credit Facility” above.

Except for the Credit Agreement with UniCredit and contracts entered into in the ordinary course of business, the Corporation did not enter into any material contract during the most recently completed financial year, or before the most recently completed financial year, that is still material and still in effect.

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Lake Shore Gold’s mineral projects on a property material to Lake Shore Gold incorporated by reference into this AIF has been extracted:

Brian Buss, P. Eng., Robert Kusins, P. Geo., David H.R. Powers, H.B.Sc., P.Geo., Ralph Koch, P. Geo., and Dean Crick, P. Geo., prepared a technical report in accordance with NI 43-101 entitled “43-101 Technical Report, Preliminary Economic Assessment and Updated Mineral Resource Estimate for Timmins West Mine, Timmins, Ontario, Canada “ dated March 29, 2012.

Reno Pressacco, M.Sc.(Applied), P.Geo., of Scott Wilson Roscoe Postle Associates Inc., prepared a technical report in accordance with NI 43-101 entitled “Technical Report On The Initial Mineral Resource Estimate For The Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated January 14, 2011.

Each of the persons named above is a “qualified person” as defined in NI 43-101, and has been responsible for preparing the technical reports with respect to Lake Shore Gold referred to and incorporated by reference into in this AIF.

Except for Brian Buss, Robert Kusins, Ralph Koch, and Dean Crick, who are employees of Lake Shore Gold and who hold options under Lake Shore Gold’s employee stock option plan, to the best knowledge of Lake Shore Gold, none of the persons named above holds a material amount of securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold or held any such securities at the time they prepared the scientific or technical information or following the preparation, nor did they receive any direct or indirect interest in any securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold in connection with the preparation of such information.  As of the date hereof, securities held by Brian Buss, Robert Kusins, Ralph Koch, and Dean Crick represent less than 1% of the issued common shares of Lake Shore Gold.

Except for Brian Buss, Robert Kusins, Ralph Koch, and Dean Crick, none of the aforementioned persons has a direct or indirect interest in Lake Shore Gold, any of its associates or affiliates or in the Lake Shore Gold properties, or are currently expected to be elected, appointed or employed as a director, officer or employee of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold.

Deloitte & Touche LLP was reappointed as the auditor of Lake Shore Gold on May 4, 2011, and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information on the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors which may be found on the Corporation’s website at www.lsgold.com or under the Corporation’s profile on SEDAR at www.sedar.com.

Additional financial information is included in the Corporation’s Management’s Discussion and Analysis, December 31, 2011, and the Corporation’s audited consolidated financial statements for the year ended December 31, 2011, all of which are filed on SEDAR.

GLOSSARY OF TERMS

The following technical terms may be used in this Annual Information Form, and may appear capitalized or in lower case, without any difference in meaning.

Aeromagnetic/Airborne Magnetic — Measurement of the earth’s magnetic field from an aircraft for the purpose of recording the magnetic characteristics of rocks.

Arsenopyrite — The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

Assay — An analysis to determine the presence, absence or quantity of one or more chemical components.

Au - gold

Ball mill — A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Basalt — An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

Base Metal - A metal, such as copper, lead, nickel, zinc or cobalt.

Belt — A series of mineral deposits occurring in close proximity to each other, often with a common origin.

Biotite — A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

Breccia — Rock fragmented into angular components.

Carbonate — A rock composed principally of calcium carbonate (CaC03).

Carbon-in-leach — A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

Carbon-in-pulp — A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

Care and maintenance — The status of a mining operation when mining has been suspended but reclamation and closure of the property has not been commenced. The mill and associated equipment is being cared for and maintained until operations recommence.

Chalcopyrite — A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

Chert — A compact, glass-like siliceous rock composed of silica of various types (opaline or chalcedonic).

Circuit — A processing facility for removing valuable minerals from the ore so that it can be processed and sold.

Claim/Concession (Mineral/Mining) — The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

Copper — A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

Core — The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Cyanidation — A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Diamond Drilling/Drill Hole — A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dilution — The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

Dip — The angle at which a stratum is inclined from the horizontal.

Doré — Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

Dyke — A tabular body of igneous rock cross cutting the host strata at a high angle.

Epithermal — A hydrothermal deposit formed close to surface at low temperature and pressure.

Fault — A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Feldspar — 1. Constituting 60% of the Earth’s crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite. 2. The mineral group albite, andesine, anorthite,  anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

Felsic — Igneous rock composed principally of feldspars and quartz.

Fold — Any bending or wrinkling of rock strata.

Formation - A body of rock identified by lithological characteristics and stratigraphic position.

Gabbro — A fine to coarse grained, dark coloured crystalline igneous intrusive rock composed mainly of calcic plagioclase, clinopyroxene and sometimes olivine.

Galena — A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

Geochemistry/Geochemical - Study of variation of chemical elements in rocks or soil.

Geology/Geological — Study of the Earth’s history and life, mainly as recorded in rocks.

Geophysics/Geophysical — Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

Gold — A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

Grade — The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.  Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis. Recovered grade — is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

Grams per tonne (g/t or gpt) — A unit of measurement commonly used to quantify the concentration of precious metals.

Gravity recovery circuit — Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

Hectare — A square of 100 metres on each side.

Igneous — A classification of rocks formed from the solidification from a molten state.

Intrusive/Intrusions - Said of an igneous rock that invades older rocks.

Leach — A method of extracting gold from ore by a chemical solution usually containing cyanide.

Lode — Vein of metal ore.

Mafic — An igneous rock composed chiefly of dark iron and manganese silicate minerals.

Magnetic Survey — A geophysical survey conducted on the earth’s surface that measures variations in the earth’s magnetic field caused by variations in rock type or geological structures.

Mapping — The art and science of recording geological observations on a map.

Metallurgical — The science and technology of extraction of metals from their ores and the refining of metals.

Metamorphism/Metamorphic — A process whereby the composition of rock is adjusted by heat and pressure/A class of rock affected by metamorphism.

Mill — A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

Mineralization — The concentration of metals and their chemical compounds within a body of rock.

Net smelter return — A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

Open pit — A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore — Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

Orogen/Orogeny — A belt of deformed rocks through folding and faulting, in many places accompanied by metamorphic and intrusive rocks that form mountains/the process of mountain building.

Outcrop — An exposure of bedrock at the surface.

Porphyry — A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

Prospecting — The art and science of searching for mineral deposits.

Proterozoic — The youngest part of the Precambrian from 2450 - 570 million years ago.

Pyrite — A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”

Pyroxene — A calcium/sodium ferromagnesium silicate.  One of the major rock forming minerals.

Quartz — A mineral composed of silicon dioxide.

Reclamation - The restoration of a site after mining or exploration activity is completed.

Recovery — A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Sample — A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

Schist — A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

Sediment — Solid material that has settled down from a state of suspension in a liquid.  More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Sedimentary — Pertaining to or containing sediment or formed by its deposition.

Shear — A planar zone of deformed rock caused by the movement of the rock.

Shear zone — A geological term used to describe a geological area in which shearing has occurred on a large scale.

Sill — A tabular body of igneous rock conforming to the last strata.

Soil Sampling — Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sphalerite — A zinc mineral which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

Stockpile — Broken ore heaped on surface, pending treatment or shipment.

Strike — Direction or trend of a geologic structure.

Structure/Structural - Pertaining to geological structure, ie folds, faults, etc.

Sulphide/Sulphidation - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

Tailings — The material that remains after all metals considered economic have been removed from ore during milling.

Ultramafic — A dark coloured igneous rock containing less than 45% silica and characterized by mafic minerals, such as olivine, amphibole and pyroxene.

Vein — A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

Volcanic — Descriptive of rocks originating from volcanic activity.

Schedule A

LAKE SHORE GOLD CORP.

(the “Company”)

CHARTER OF THE AUDIT COMMITTEE

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, and the Company’s internal and external audit process, and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.  Nothing in this Charter, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the Directors as a whole.

The Audit Committee does not plan or perform audits, or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

Procedural Matters

The Audit Committee:

a.                                      meets at least four times per year, either by telephone conference or in person;

b.                                      invites the Company’s external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

c.                                       reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

d.                                      has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

e.                                       has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any

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advisors employed by the Audit Committee The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the external auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services, for payment of compensation to any advisors employed by the Audit Committee and for ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties;

f.                                        has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

g.                                       pre-approves non-audit services to be performed by the external auditors in accordance with the Committee’s pre-approval policies and procedures, which pre-approval is subject to ratification by the Board.  The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

RESPONSIBILITIES

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board.  For this purpose, the Audit Committee may consult with management.

The external auditors shall report directly to the Audit Committee.

The Audit Committee shall obtain and review a written statement prepared by the external auditor describing all relationships between the external auditor and its related entities and the Company and its related entities, consistent with the applicable independence rules as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded, and consider the impact that any relationships or services may have on the objectivity and independence of the external auditor.  The Audit Committee shall discuss with the external auditor any relationships disclosed in such written statement and the external auditors independence from the Company, generally.

Also, the Audit Committee:

a.                                      recommends to the Board:

i.                                          whether the current external auditors should be nominated for reappointment for the ensuing year and if the current external auditors are not to be reappointed, selects and recommends a suitable alternative for nomination; and

ii.                                       the amount of compensation payable to the external auditors;

b.                                      resolves disagreements, if any, between management and the external auditors regarding financial reporting;

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c.                                       provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.                                      takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving non-audit related services provided by the external auditors to the Company or the Company’s subsidiaries, if any;

e.                                       confirms that the external auditors are a “participating audit firm” for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.                                        reviews and evaluates the performance of the external auditors; and

g.                                       reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.  To accomplish this, the Audit Committee:

a.                                      considers the scope and general extent of the external auditors’ review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.                                      consults with management regarding the sufficiency of the Company’s internal system of audit and financial controls, internal audit procedures and results of such audits;

c.                                      ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.                                      reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.                                       reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.                                        reviews the appropriateness and disclosure of any off-balance sheet matters;

g.                                       reviews disclosure of related-party transactions;

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h.                                      receives and reviews with the external auditors, the external auditors’ audit report and the audited financial statements;

i.                                          makes recommendations to the Board respecting approval of the audited financial statements;

j.                                         meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.                                      directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.                                          meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.                                      reviews on an annual basis the Company’s practice with respect to review of interim financial statements by the external auditors;

b.                                      conducts all such reviews and discussions with the external auditors and management as it deems appropriate;

c.                                       reviews the interim financial statements with the external auditors; and

d.                                      makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.  The Audit Committee:

a.                                      reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.                                      reviews all of the Company’s public disclosure of financial information extracted from the Company’s financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company, and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

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c.                                       reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks, and the success of management in following the plan;

d.                                      consults annually and otherwise as required with the Company’s CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.                                       obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.                                        reviews management’s response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.                                      reviews as required with management the annual financial statements, the quarterly financial statements, Management’s Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;

h.                                      reviews with management the Company’s compliance with applicable laws and regulations respecting financial reporting matters;

i.                                          reviews with management proposed regulatory changes and their impact on the Company; and

j.                                         reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company’s Annual Information Form, Information Circular and on the Company’s website.

COMPOSITION

The Audit Committee is composed of three Directors, all of whom are Directors who are not officers or employees of the Company or any of its subsidiaries.

In addition, members of the Audit Committee meet the prescribed independence, financial literacy and experience requirements and have relevant skills and/or experience in the Committee’s areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members

Members of the Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.

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Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.  The Board fills any vacancy if the membership of the Committee is less than the minimum number of Directors required for the Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Absence of Committee Chair

If the Chair of a Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting will be chosen by the Committee to preside at the meeting.

Secretary of Committee

At each meeting the Committee appoints a secretary who need not be a director of the Company.

Meetings

The Chair of the Committee or the Chair of the Board or any two of its members may call a meeting of the Committee.

Quorum

A majority of the members appointed to the Committee constitutes a quorum.

Notice of Meetings

The Chair of the Committee arranges to provide notice of the time and place of every meeting in writing (including by facsimile or email) to each member of a Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting.  Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company’s Officers at Meetings

The Chair of the Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

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Procedure and Records

Subject to any statute or constating documents of the Company, the Committee determines its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

COMPLAINTS

The Audit Committee has established procedures for:

a.                                      the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.                                      the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company’s Whistle Blower Policy — Accounting, Internal Controls or Auditing Matters.  Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint is kept confidential.

Upon receipt of a complaint, the Chair conducts or designates a member of the Audit Committee to conduct an initial investigation.  The results of that initial investigation are brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint are documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors.

The Audit Committee reviews its Charter and conducts an assessment of its performance, and the performance of the Committee Chair, on an annual basis.  The Committee reports to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change (the “Committee Annual Report”).

DATE OF MOST RECENT BOARD CONSIDERATION

This Charter was reviewed and approved by the Board in June 2011.

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